                            Management Discussion & Analysis
(All monetary amounts are in thousands of Canadian dollars, except per share amounts or where otherwise noted.)
Management of Algonquin Power & Utilities Corp. (“APUC” or the “Company”) has prepared the following discussion and analysis to provide information to assist its shareholders’ understanding of the financial results for the three and six months ended June 30, 2017. The Management Discussion & Analysis (“MD&A”) should be read in conjunction with APUC’s Unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2017 and 2016. The MD&A should also be read in conjunction with APUC's Annual Audited Consolidated Financial Statements for the years ended December 31, 2016 and 2015, and the annual MD&A for the year ended December 31, 2016. This material is available on SEDAR at www.sedar.com and on the APUC website at www.AlgonquinPowerandUtilities.com. Additional information about APUC, including the most recent Annual Information Form (“AIF”) can be found on SEDAR at www.sedar.com.
This MD&A is based on information available to management as of August 10, 2017.
Caution Concerning Forward-looking Statements, Forward-looking Information and non-GAAP Measures
Forward-looking Statements and Forward-looking Information
This MD&A may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" and within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian Securities legislation (collectively referred to herein as “forward-looking information” or “forward-looking statements”). All forward-looking information and forward-looking statements are given pursuant to the “safe harbour” provisions of applicable securities legislation. These statements reflect the views of APUC with respect to future events, based upon assumptions relating to, among others, the performance of APUC’s assets as well as the business, interest and exchange rates, commodity market prices, and the financial and regulatory climate in which it operates. These forward-looking statements include, among others, statements with respect to the expected performance of APUC, its future plans and its dividends to shareholders. Statements containing expressions such as “anticipates”, “believes”, “continues”, “could”, “expect”, “estimates”, “intends”, “may”, “outlook”, “plans”, “project”, “strives”, “will”, and similar expressions generally constitute forward-looking statements.
Since forward-looking statements relate to future events and conditions, by their very nature they require APUC to make assumptions and involve inherent risks and uncertainties. APUC cautions that although it believes its assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include the impact of movements in exchange rates and interest rates; the effects of changes in environmental and other laws and regulatory policy applicable to the energy and utilities sectors; decisions taken by regulators on monetary policy; and the state of the Canadian and the United States (“U.S.”) economies and accompanying business climate. APUC cautions that this list is not exhaustive, and other factors could adversely affect results. Given these risks, undue reliance should not be placed on these forward-looking statements. In addition, such statements are made based on information available and expectations as of the date of this MD&A and such expectations may change after this date. APUC reviews material forward-looking information it has presented, not less frequently than on a quarterly basis. APUC is not obligated to nor does it intend to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by law.
Non-GAAP Financial Measures
The terms “Adjusted Net Earnings”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (“Adjusted EBITDA”), “Adjusted Funds from Operations”, "Net Energy Sales", "Net Utility Sales" and "Divisional Operating Profit" are used throughout this MD&A. The terms “Adjusted Net Earnings”, “Adjusted Funds from Operations”, "Adjusted EBITDA", "Net Energy Sales", "Net Utility Sales" and "Divisional Operating Profit" are not recognized measures under GAAP. There is no standardized measure of “Adjusted Net Earnings”, "Adjusted EBITDA", “Adjusted Funds from Operations”, "Net Energy Sales", "Net Utility Sales", and "Divisional Operating Profit"; consequently, APUC’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “Adjusted Net Earnings”, "Adjusted EBITDA", “Adjusted Funds from Operations”, "Net Energy Sales", "Net Utility Sales", and "Divisional Operating Profit" can be found throughout this MD&A.

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Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Use of Non-GAAP Financial Measures
Adjusted EBITDA
EBITDA is a non-GAAP measure used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange, earnings or loss from discontinued operations and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with GAAP.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations and other typically non-recurring items as these are not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of net earnings or loss determined in accordance with GAAP, which can be impacted positively or negatively by these items.
Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP measure used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition expenses, litigation expenses, cash provided by or used in discontinued operations and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of APUC. APUC believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of cash flows from operating activities as determined in accordance with GAAP, which can be impacted positively or negatively by these items.
Net Energy Sales
Net Energy Sales is a non-GAAP measure used by investors to identify revenue after commodity costs used to generate revenue where such revenue generally increases or decreases in response to increases or decreases in the cost of the commodity used to produce that revenue. APUC uses Net Energy Sales to assess its revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through either directly or indirectly in the rates that are charged to customers. APUC believes that analysis and presentation of Net Energy Sales on this basis will enhance an investor’s understanding of the revenue generation of its businesses. It is not intended to be representative of revenue as determined in accordance with GAAP.
Net Utility Sales
Net Utility Sales is a non-GAAP measure used by investors to identify utility revenue after commodity costs, either natural gas or electricity, where these commodity costs are generally included as a pass through in rates to its utility customers. APUC uses Net Utility Sales to assess its utility revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through and paid for by utility customers. APUC believes that analysis and presentation of Net Utility Sales on this basis will enhance an investor’s understanding of the revenue generation of its utility businesses. It is not intended to be representative of revenue as determined in accordance with GAAP.
Divisional Operating Profit
Divisional Operating Profit is a non-GAAP measure. APUC uses Divisional Operating Profit to assess the operating performance of its business groups without the effects of (as applicable): depreciation and amortization expense, corporate administrative expenses, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, and gain or loss on foreign exchange, earnings or loss from discontinued operations and other typically non-recurring items. APUC adjusts for these factors as they

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Algonquin Power & Utilities Corp. - Management Discussion & Analysis

may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the divisional units. Divisional Operating Profit is calculated inclusive of Hypothetical Liquidation at Book Value (“HLBV”) income, which represents the value of net tax attributes earned in the period from electricity generated by certain of its U.S. wind power and U.S. solar generation facilities. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s divisional operating performance. Divisional Operating Profit is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with GAAP.
Capitalized terms used herein and not otherwise defined will have the meanings assigned to them in the Company's most recent AIF.
Overview and Business Strategy
APUC is incorporated under the Canada Business Corporations Act. APUC owns and operates a diversified portfolio of regulated and non-regulated generation, distribution, and transmission utility assets which deliver predictable earnings and cash flows. APUC seeks to maximize total shareholder value through real per share growth in earnings and cash flows to support a growing dividend and share price appreciation.
APUC’s current quarterly dividend to shareholders is U.S. $0.1165 per common share or U.S. $0.4659 per common share per annum. Based on the Bank of Canada's daily average exchange rate as at August 9, 2017, the quarterly dividend is equivalent to Cdn $0.1480 per common share or Cdn $0.5919 per common share per annum. APUC believes its annual dividend payout allows for both an immediate return on investment for shareholders and retention of sufficient cash within APUC to fund growth opportunities. Further increases in the level of dividends paid by APUC are at the discretion of the APUC Board of Directors (the “Board”), with dividend levels being reviewed periodically by the Board in the context of cash available for distribution and earnings together with an assessment of the growth prospects available to APUC. APUC strives to achieve its results in the context of a moderate risk profile consistent with top-quartile North American power and utility operations.
APUC's operations are organized across two primary North American business units consisting of: the Liberty Power Group which owns and operates a diversified portfolio of non-regulated renewable and thermal electric generation assets; and the Liberty Utilities Group which owns and operates a portfolio of regulated electric, natural gas, water distribution and wastewater collection utility systems, and transmission operations.
Liberty Power Group
The Liberty Power Group generates and sells electrical energy produced by its diverse portfolio of non-regulated renewable power generation and clean power generation facilities located across North America. The Liberty Power Group seeks to deliver continuing growth through development of new greenfield power generation projects and accretive acquisitions of additional electrical energy generation facilities.
The Liberty Power Group owns or has interests in hydroelectric, wind, solar, and thermal facilities with a combined generating capacity of approximately 120 MW, 1,050 MW, 40 MWac, and 335 MW, respectively. Approximately 88% of the electrical output from the hydroelectric, wind, and solar generating facilities is sold pursuant to long term contractual arrangements which have a production-weighted average remaining contract life of 16 years.
Liberty Utilities Group
The Liberty Utilities Group operates a diversified portfolio of regulated utility systems throughout the United States serving approximately 756,000 customers. Liberty Utilities provides safe, high quality, and reliable services to its customers and delivers stable and predictable earnings to APUC. In addition to encouraging and supporting organic growth within its service territories, Liberty Utilities delivers continued growth in earnings through accretive acquisition of additional utility systems.
The Liberty Utilities Group's regulated electrical distribution utility systems and related generation assets are located in the States of California, New Hampshire, Missouri, Kansas, Oklahoma, and Arkansas. The electric utility systems in total serve approximately 263,000 electric connections and operate a fleet of generation assets with a net capacity of 1,424 MW.
The Liberty Utilities Group's regulated natural gas distribution utility systems are located in the States of Georgia, Illinois, Iowa, Massachusetts, New Hampshire, and Missouri serving approximately 335,000 natural gas connections.
The Liberty Utilities Group's regulated water distribution and wastewater collection utility systems are located in the States of Arizona, Arkansas, California, Illinois, Missouri, and Texas which together serve approximately 158,000 connections.
Corporate Development
The Company is presently developing a portfolio of projects that when constructed will add approximately 361 MW of generation capacity from wind and solar powered generating facilities that have a production-weighted average contract life of 22 years.

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Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2017 Major Highlights
Corporate Highlights
Strong Operating Results
APUC recorded strong operating results for the three months of operations relative to the same period last year. The accretion of the Empire acquisition continues to be evident in the Liberty Utilities Group's profit and the Liberty Power Group has benefited from the addition of new generating stations and higher production from its U.S. wind facilities.

(all dollar amounts in $ millions except per share information)	Three Months Ended June 30
	2017	2016	Change
Net earnings attributable to shareholders	$47.7	$24.8	92%
Adjusted Net Earnings	$53.3	$30.9	72%
Adjusted EBITDA	$197.6	$99.2	99%
Net earnings per common share	$0.12	$0.08	50%
Adjusted Net Earnings per common share	$0.13	$0.11	18%
Declaration of Canadian Equivalent Third Quarter Dividend of Cdn $0.1480 (U.S. $0.1165) per Common Share
APUC currently targets 10% annual growth in dividends payable to shareholders underpinned by increases in earnings and cashflow. Management believes that the increase in dividends is consistent with APUC’s stated strategy of delivering total shareholder return comprised of an attractive current dividend yield and capital appreciation.
The previous four quarter equivalent Canadian dollar dividends per common share have been as follows:

	Q4 2016	Q1 2017	Q2 2017	Q3 2017	Total
U.S. dollar dividend	$0.1059	$0.1165	$0.1165	$0.1165	$0.4554
Canadian dollar equivalent	$0.1427	$0.1533	$0.1593	$0.1480	$0.6033
Liberty Utilities Group Highlights
Approval to acquire the Perris Water Distribution System
On August 10, the Company’s board approved the acquisition of two water distribution systems serving approximately 4,095 customers from the City of Perris, California.  The anticipated purchase price of U.S. $11.5 million is expected to be established as rate base during the regulatory approval process.  Liberty was the successful bidder in the city’s request for proposal process and in July 2017 the Perris City council voted to approve the sale to Liberty.  The public vote approving the sale is scheduled for November 2017. Once approved for sale by the residents of Perris, the transaction will be submitted to the California Public Utility Commission for approval in 2018.
Successful Rate Case Outcomes
A core strategy of the Liberty Utilities Group is to ensure an appropriate return is earned on the rate base at its various utility systems. During the three months ended June 30, 2017, the Liberty Utilities Group successfully completed six rate cases representing a cumulative annualized revenue increase of approximately U.S. $14.0 million (see Regulatory Proceedings).

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Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2017 Second Quarter Results From Operations

Key Financial Information	Three Months Ended June 30
(all dollar amounts in $ millions except per share information)	2017	2016
Revenue	$453.2	$222.8
Net earnings attributable to shareholders	47.7	24.8
Cash provided by operating activities	133.4	89.9
Adjusted Net Earnings[1]	53.3	30.9
Adjusted EBITDA[1]	197.6	99.2
Adjusted Funds from Operations[1]	119.6	77.5
Dividends declared to common shareholders	61.4	37.1
Weighted average number of common shares outstanding	385,486,772	271,570,250
Per share
Basic net earnings	$0.12	$0.08
Diluted net earnings	$0.12	$0.08
Adjusted Net Earnings[1,2]	$0.13	$0.11
Dividends declared to common shareholders	$0.16	$0.14

1	Non-GAAP Financial Measures.
2	APUC uses per share Adjusted Net Earnings to enhance assessment and understanding of the performance of APUC.
For the three months ended June 30, 2017, APUC experienced an average U.S. exchange rate of approximately 1.3448 as compared to 1.2882 in the same period in 2016. As such, any quarter-over-quarter variance in revenue or expenses, in local currency, at any of APUC’s U.S. entities is affected by a change in the average exchange rate upon conversion to APUC’s reporting currency.
For the three months ended June 30, 2017, APUC reported total revenue of $453.2 million as compared to $222.8 million during the same period in 2016, an increase of $230.4 million. The major factors resulting in the increase in APUC revenue in the three months ended June 30, 2017 as compared to the corresponding period in 2016 are set out as follows:

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Algonquin Power & Utilities Corp. - Management Discussion & Analysis

(all dollar amounts in $ millions)	Three Months Ended June 30
Comparative Prior Period Revenue	$222.8
LIBERTY POWER GROUP
Existing Facilities
Hydro: Increase primarily due to higher production across all regions partially offset by lower average market rates in the Western and Maritime regions.	0.5
Wind Canada: Decrease primarily due to lower production at the St. Leon and St. Damase Wind Facilities.	(0.3)
Wind U.S.: Increase primarily due to higher production and market prices at all sites.	1.8
Solar Canada: Decrease due to a Hydro One grid outage in April, and lower irradiance during the second quarter resulting in lower production at the Cornwall Solar Facility.	(0.6)
Solar U.S.: Increase due to higher production at the Bakersfield I Solar Facility.	0.2
Thermal: Increase due to higher production and energy costs at the Windsor Locks Thermal Facility offset by a decline in pricing and production at the Sanger Thermal Facility.	0.3
Other:	(0.6)
1.3
New Facilities
Wind U.S.: Acquisition of Odell (September 2016) and Deerfield (March 2017) Wind Facilities.	14.2
Solar U.S.: Bakersfield II Solar Facility was placed in service in December 2016.	0.7
14.9
Foreign Exchange	1.5

LIBERTY UTILITIES GROUP
Existing Facilities
Electricity: Increase primarily due to higher pass through costs.	1.5
Gas: Increase primarily due to higher pass-through costs at the Midstates, Peach State, and New England Gas Systems.	4.1
Water: Decrease primarily due to completion of condemnation proceedings on June 22, 2017, and reduction in rates and volumes at the Mountain Water System in the prior year.	(0.7)
Other:	(0.1)
4.8
New Facilities
Electricity: Acquisition of both the Empire's electric distribution system (U.S. $179.0 million) on January 1, 2017, and the Luning Solar Facility (U.S. $3.4 million) on February 15, 2017.	183.0
Gas: Acquisition of Empire's gas distribution system on January 1, 2017.	8.2
Water: Acquisition of Empire's water distribution system on January 1, 2017.	0.7
Other: Acquisition of Empire's fiber optic operations on January 1, 2017.	1.9
193.8
Rate Cases
Electricity: Implementation of new rates at the CalPeco and Granite State Electric Systems.	4.3
Gas: Implementation of new rates at the New England and Peach State Gas Systems.	0.9
Water: Implementation of new rates at the Bella Vista, Park Water (Central Basin), and Rio Rico Water Systems.	1.7
6.9
Foreign Exchange	7.2
Current Period Revenue	$453.2
A more detailed discussion of these factors is presented within the business unit analysis.

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Algonquin Power & Utilities Corp. - Management Discussion & Analysis

For the three months ended June 30, 2017, net earnings attributable to shareholders totaled $47.7 million as compared to $24.8 million during the same period in 2016, an increase of $22.9 million or 93.1%. The increase was primarily due to a $94.2 million increase in earnings from operating facilities (including Empire), $1.1 million decrease in acquisition related costs, $5.8 million increase in foreign exchange gain, $0.5 million increase in interest, dividend equity and other income,$0.6 million decrease in losses from derivative instruments, and $10.0 million increase in losses attributable to non-controlling interests. These items were partially offset by a $4.0 million decrease in gains on long lived assets, $4.9 million decrease in other gains, $6.3 million increase in administration charges, $39.5 million increase in depreciation and amortization expenses, $16.9 million increase in interest expense and $17.7 million increase in income tax expense (tax explanations are discussed in APUC: Corporate and Other Expenses).
During the three months ended June 30, 2017, cash provided by operating activities totaled $133.4 million as compared to cash provided by operating activities of $89.9 million during the same period in 2016. During the three months ended June 30, 2017, Adjusted Funds from Operations totaled $119.6 million compared to Adjusted Funds from Operations of $77.5 million during the same period in 2016. The change in Adjusted Funds from Operations in the three months ended June 30, 2017 is primarily due to increased earnings from operations (including Empire) as compared to the same period in 2016.
During the three months ended June 30, 2017 Adjusted EBITDA totaled $197.6 million as compared to $99.2 million during the same period in 2016, an increase of $98.4 million or 99.2%. A more detailed analysis of these factors is presented within the reconciliation of Adjusted EBITDA to net earnings set out below (see Non-GAAP Performance Measures).
2017 Year-to-Date Results From Operations

Key Financial Information	Six Months Ended June 30
(all dollar amounts in $ millions except per share information)	2017	2016
Revenue	$1,011.1	$564.5
Net earnings attributable to shareholders	73.7	66.8
Cash provided by operating activities	168.8	143.4
Adjusted Net Earnings[1]	141.4	87.2
Adjusted EBITDA[1]	452.6	247.2
Adjusted Funds from Operations[1]	328.5	199.4
Dividends declared to common shareholders	120.4	72.0
Weighted average number of common shares outstanding	364,634,149	270,068,016
Per share
Basic net earnings	$0.19	$0.23
Diluted net earnings	$0.19	$0.23
Adjusted Net Earnings[1,2]	$0.37	$0.31
Dividends declared to common shareholders	$0.31	$0.26
	As at
	June 30, 2017	December 31, 2016
Total assets	$10,528.6	$8,249.5
Long term debt[3]	$4,418.0	$4,272.0

1	Non-GAAP Financial Measures.
2	APUC uses per share Adjusted Net Earnings to enhance assessment and understanding of the performance of APUC.
3	Includes current and long-term portion of debt and convertible debentures per the financial statements.
For the six months ended June 30, 2017, APUC experienced an average U.S. exchange rate of approximately 1.3339 as compared to 1.3312 in the same period in 2016. As such, any year-over-year variance in revenue or expenses, in local currency, at any of APUC’s U.S. entities is affected by a change in the average exchange rate upon conversion to APUC’s reporting currency. For the six months ended June 30, 2017, APUC reported total revenue of $1,011.1 million as compared to $564.5 million during the same period in 2016, an increase of $446.6 million or 79.1%. The major factors resulting in the increase in APUC revenue for the six months ended June 30, 2017 as compared to the corresponding period in 2016 are set out as follows:

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Algonquin Power & Utilities Corp. - Management Discussion & Analysis

(all dollar amounts in $ millions)	Six Months Ended June 30
Comparative Prior Period Revenue	$564.5
LIBERTY POWER GROUP
Existing Facilities
Hydro: Decrease primarily due to the global adjustment from the Ontario Energy Finance Corporation in 2016, as well as lower production in Maritime and Quebec regions.	(1.4)
Wind Canada: Increase primarily due to higher production and annual rate increases.	0.2
Wind U.S.: Increase primarily due to higher production at all sites, and market price increases at Minonk and Sandy Ridge Wind Facilities.	0.6
Solar Canada: Decrease due to a Hydro One grid outage in April, and lower irradiance during the second quarter resulting in lower production at the Cornwall Solar Facility.	(0.6)
Solar U.S.: Decrease due to business interruption insurance proceeds received in Q1 2016 in excess of current year operating profit for the Bakersfield I Solar Facility.	(0.3)
Thermal: Increase in production and energy costs resulted in higher revenue at the Windsor Locks Thermal Facility and was offset by a decline in pricing and production at the Sanger Thermal Facility.	1.1
Other: Decrease is primarily due to a new capacity-based contract at the Sanger Thermal Facility.	(1.2)
(1.6)
New Facilities
Wind U.S.: Acquisition of Odell (September 2016) and Deerfield (March 2017) Wind Facilities.	22.8
Solar U.S.: Bakersfield II Solar Facility was placed in service in December 2016.	1.0
23.8
Foreign Exchange	(0.2)

LIBERTY UTILITIES GROUP
Existing Facilities
Electricity: Decrease primarily due to lower pass through energy costs.	(6.4)
Gas: Increase primarily due to the higher pass through gas costs at the EnergyNorth, New England, and Peach State Gas Systems, partially offset by decreased pass-through costs at the Midstates Gas System and lower overall volumes.	18.9
Water: Increase primarily due to higher usage, partially offset by the completion of the condemnation proceedings on June 22, 2017, and reduction in rates and volumes at the Mountain Water System compared to the prior year.	0.1
Other:	0.8
13.4
New Facilities
Electricity: Increase is due to the acquisition of Empire's electric distribution system (U.S. $354.4 million) on January 1, 2017, and the Luning Solar Facility (U.S. $7.8 million) on February 15, 2017.	367.2
Gas: Acquisition of Empire's gas distribution system on January 1, 2017.	26.4
Water: Acquisition of Empire's water distribution system on January 1, 2017.	1.3
Other: Acquisition of Empire's fiber optic operations on January 1, 2017.	4.0
398.9
Rate Cases
Electricity: Implementation of new rates at the CalPeco and Granite State Electric Systems.	7.2
Gas: Implementation of new rates at the Midstates, New England, and Peach State Gas Systems.	6.8
Water: Implementation of new rates at the Bella Vista, Park Water (Central Basin), and Rio Rico Water Systems.	2.2
16.2
Foreign Exchange	(3.9)
Current Period Revenue	$1,011.1

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Algonquin Power & Utilities Corp. - Management Discussion & Analysis

A more detailed discussion of these factors is presented within the business unit analysis.
For the six months ended June 30, 2017, net earnings attributable to shareholders totaled $73.7 million as compared to $66.8 million during the same period in 2016, an increase of $6.9 million. The increase was due to a $195.6 million increase in earnings from operating facilities, $1.2 million increase in interest, dividend, equity and other income, $0.1 million decrease on losses from derivative instruments, $5.4 million increase in foreign exchange gains, $2.2 million increase in gains on long lived assets, and $18.6 million increase in losses attributable to non-controlling interests. These items were partially offset by a $72.5 million increase in depreciation and amortization expenses, $9.5 million increase in administration charges, $6.1 million decrease in other gains, $56.5 million increase in interest expense, $18.6 million increase in income tax expense (tax explanations are discussed in APUC: Corporate and Other Expenses), and $53.0 million increase in acquisition costs as compared to the same period in 2016.
During the six months ended June 30, 2017, cash provided by operating activities totaled $168.8 million as compared to cash provided by operating activities of $143.4 million during the same period in 2016. During the six months ended June 30, 2017, Adjusted Funds from Operations, a non-GAAP measure, totaled $328.5 million as compared to Adjusted Funds from Operations of $199.4 million the same period in 2016, an increase of $129.1 million.
Adjusted EBITDA in the six months ended June 30, 2017 totaled $452.6 million as compared to $247.2 million during the same period in 2016, an increase of $205.4 million or 83.1%. A detailed analysis of this variance is presented within the reconciliation of Adjusted EBITDA to net earnings set out below (see Non-GAAP Performance Measures).
2017 Adjusted EBITDA Summary
Adjusted EBITDA in the three months ended June 30, 2017 totaled $197.6 million as compared to $99.2 million during the same period in 2016, an increase of $98.4 million or 99.2%. Adjusted EBITDA in the six months ended June 30, 2017 totaled $452.6 million as compared to $247.2 million during the same period in 2016, an increase of $205.4 million or 83.1%. The breakdown of Adjusted EBITDA by the company's main operating segments and a summary of changes are shown below.

Adjusted EBITDA by business units	Three Months Ended June 30		Six Months Ended June 30
(all dollar amounts in $ millions)	2017	2016	2017	2016
Liberty Power Group Operating Profit	$66.9	$47.0	$136.9	$110.5
Liberty Utilities Group Operating Profit	146.7	61.9	345.4	157.1
Administrative Expenses	(16.7)	(10.4)	(31.3)	(21.8)
Other Income & Expenses	0.7	0.7	1.6	1.4
Total Algonquin Power & Utilities Adjusted EBITDA	$197.6	$99.2	$452.6	$247.2
Change in Adjusted EBITDA ($)	$98.4		$205.4
Change in Adjusted EBITDA (%)	99.2%		83.1%

Change in Adjusted EBITDA	Three Months Ended June 30, 2017
(all dollar amounts in $ millions)	Power	Utilities	Corporate	Total
Prior period balances	$47.0	$61.9	$(9.7)	$99.2
Existing Facilities	4.6	(5.8)	—	(1.2)
New Facilities	13.9	81.0	—	94.9
Rate Cases	—	6.9	—	6.9
Foreign Exchange Impact	1.4	2.7	—	4.1
Administrative Expenses	—	—	(6.3)	(6.3)
Total change during the period	$19.9	$84.8	$(6.3)	$98.4
Current period balances	$66.9	$146.7	$(16.0)	$197.6

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Change in Adjusted EBITDA	Six Months Ended June 30, 2017
(all dollar amounts in $ millions)	Power	Utilities	Corporate	Total
Prior period balances	$110.5	$157.1	$(20.4)	$247.2
Existing Facilities	1.4	1.2	0.2	2.8
New Facilities	24.6	172.0	—	196.6
Rate Cases	—	16.2	—	16.2
Foreign Exchange Impact	0.4	(1.1)	—	(0.7)
Administration Expenses	—	—	(9.5)	(9.5)
Total change during the period	$26.4	$188.3	$(9.3)	$205.4
Current period balances	$136.9	$345.4	$(29.7)	$452.6

Q2 2017 Report	10
Algonquin Power & Utilities Corp. - Management Discussion & Analysis

LIBERTY POWER GROUP

2017 Electricity Generation Performance
	Long Term Average Resource	Three Months Ended June 30		Long Term Average Resource	Six Months Ended June 30
(Performance in GW-hrs sold)		2017	2016		2017	2016
Hydro Facilities:
Maritime Region	62.4	48.1	46.5	89.9	82.5	94.2
Quebec Region	82.4	86.2	79.5	138.4	147.8	153.3
Ontario Region	37.2	35.8	31.5	75.5	70.8	71.8
Western Region	19.0	22.8	9.8	28.6	33.0	20.6
	201.0	192.9	167.3	332.4	334.1	339.9
Wind Facilities:
St. Damase	16.4	14.8	16.1	37.3	35.8	38.6
St. Leon	99.5	107.9	113.8	220.9	221.0	204.8
Red Lily[1]	20.8	23.0	22.2	44.0	46.7	40.7
Morse	25.2	27.0	25.0	55.7	52.4	46.9
Sandy Ridge	37.7	39.7	31.1	84.8	90.5	80.2
Minonk	167.8	181.0	154.1	355.2	387.4	363.5
Senate	137.4	133.0	111.9	288.7	281.4	265.3
Shady Oaks	92.4	99.1	74.0	200.6	209.6	171.6
Odell[2]	208.2	201.8	—	438.7	433.1	—
Deerfield[3]	130.5	136.8	—	206.3	210.5	—
	935.9	964.1	548.2	1,932.2	1,968.4	1,211.6
Solar Facilities:
Cornwall	5.1	4.4	5.8	7.7	6.9	8.3
Bakersfield I	17.8	16.5	14.7	26.9	25.2	22.6
Bakersfield II4	8.5	7.8	—	12.3	11.7	—
	31.4	28.7	20.5	46.9	43.8	30.9
Renewable Energy Performance	1,168.3	1,185.7	736.0	2,311.5	2,346.3	1,582.4

Thermal Facilities:
Windsor Locks	N/A5	29.2	26.9	N/A5	59.2	55.1
Sanger	N/A5	19.3	25.9	N/A5	34.4	57.9
		48.5	52.8		93.6	113.0
Total Performance		1,234.2	788.8		2,439.9	1,695.4

1
Effective April 12, 2016, APUC, through its subsidiary, exercised its option and acquired a 75% equity interest in the Red Lily Wind Facility. For financial accounting purposes, APUC's majority interest in the Red Lily Wind Facility is accounted for using the equity method. The production figures represent full energy produced by the facility.

2	The Odell Wind Facility achieved COD on July 29, 2016 and was treated as an equity investment until September 15, 2016 at which time the Company acquired the remaining 50% ownership in the facility.
3
The Deerfield Wind Facility achieved COD on February 21, 2017 and was treated as an equity investment until March 14, 2017 at which time the Company acquired the remaining 50% ownership in the facility. The LTAR and production noted above represents all production from the date of COD.

4	The Bakersfield II Solar Facility achieved COD on January 11, 2017 in accordance with the terms of the PPA. The LTAR and production noted above represents all production from the date of COD.
5	Natural gas fired co-generation facility.

Q2 2017 Report	11
Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2017 Second Quarter Liberty Power Group Performance
For the three months ended June 30, 2017, the Liberty Power Group generated 1,234.2 GW-hrs of electricity as compared to 788.8 GW-hrs during the same period of 2016.
For the three months ended June 30, 2017, the hydro facilities generated 192.9 GW-hrs of electricity as compared to 167.3 GW-hrs produced in the same period in 2016, an increase of 15.3%. Electricity generated represented 96.0% of long-term average resources ("LTAR") as compared to 83.2% during the same period in 2016. During the quarter, generation in the Quebec and Western regions surpassed their respective LTARs.
For the three months ended June 30, 2017, the wind facilities produced 964.1 GW-hrs of electricity as compared to 548.2 GW-hrs produced in the same period in 2016, an increase of 75.9%. The higher generation was primarily due to production at the Odell and Deerfield Wind Facilities, which achieved commercial operations ("COD") on July 29, 2016 and February 21, 2017, respectively. These items were partly offset by lower production at the St. Damase and St. Leon Wind Facilities. During the three months ended June 30, 2017, the wind facilities generated electricity equal to 103.0% of LTAR as compared to 92.1% during the same period in 2016. The change is primarily attributable to an increase in production across all U.S. Wind Facilities as well as incremental electricity generated at the Odell and Deerfield Wind Facilities.
For the three months ended June 30, 2017, the solar facilities generated 28.7 GW-hrs of electricity as compared to 20.5 GW-hrs of electricity in the same period in 2016, an increase of 40.0%. The increase in production is largely attributable to the new Bakersfield II Solar Facility. Excluding the new facility, Cornwall and Bakersfield I had a production increase of 2.0%.
For the three months ended June 30, 2017, the thermal facilities generated 48.5 GW-hrs of electricity as compared to 52.8 GW-hrs of electricity during the same period in 2016. During the same period, the Windsor Locks Thermal Facility generated 143.9 billion lbs of steam as compared to 133.6 billion lbs of steam during the same period in 2016.
2017 Year-to-Date Liberty Power Performance
For the six months ended June 30, 2017, the Liberty Power Group generated 2,439.9 GW-hrs of electricity as compared to 1,695.4 GW-hrs during the same period of 2016.
For the six months ended June 30, 2017, the hydro facilities generated 334.1 GW-hrs of electricity as compared to 339.9 GW-hrs produced in the same period in 2016, a decrease of 1.7%. Electricity generated represented 100.5% of long-term projected average resources as compared to 102.3% during the same period in 2016. During the six months ended June 30, 2017, the Quebec and Western regions achieved production above their LTAR, while production in the Maritime and Ontario regions was below their respective LTAR.
For the six months ended June 30, 2017, the wind facilities produced 1,968.4 GW-hrs of electricity as compared to 1,211.6 GW-hrs produced in the same period in 2016, an increase of 62.5%. During the six months ended June 30, 2017, the wind facilities generated electricity equal to 101.9% of LTAR as compared to 95.6% during the same period in 2016. The change is primarily attributable to an increase in production across all U.S. Wind Facilities as well as incremental electricity generated at the Odell and Deerfield Wind Facilities.
For the six months ended June 30, 2017, the solar facilities generated 43.8 GW-hrs of electricity as compared to 30.9 GW-hrs of electricity produced in the same period in 2016, an increase of 41.7%. The increase in production is primarily attributable to production at the new Bakersfield II Solar Facility which achieved COD on January 11, 2017. Excluding Bakersfield II, production from all solar facilities increased 3.9% as compared to the same period last year.
For the six months ended June 30, 2017, the thermal facilities generated 93.6 GW-hrs of electricity as compared to 113.0 GW-hrs of electricity during the same period in 2016. During the same period, the Windsor Locks Thermal Facility generated 310.4 billion lbs of steam as compared to 319.3 billion lbs of steam during the same period in 2016.

Q2 2017 Report	12
Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2017 Liberty Power Group Operating Results	Three Months Ended June 30		Six Months Ended June 30
(all dollar amounts in $ millions)	2017	2016	2017	2016
Revenue[1]
Hydro	$15.1	$14.2	$32.6	$34.0
Wind	44.8	27.4	88.9	63.0
Solar	4.6	4.2	6.7	6.6
Thermal	8.6	8.1	16.6	16.0
Total Revenue	$73.1	$53.9	$144.8	$119.6
Less:
Cost of Sales - Energy[2]	(0.9)	(1.2)	(2.7)	(2.3)
Cost of Sales - Thermal	(4.1)	(2.2)	(9.6)	(6.7)
Realized loss on hedges[3]	—	—	(0.7)	(0.9)
Net Energy Sales	$68.1	$50.5	$131.8	$109.7
Renewable Energy Credits ("REC")	3.5	4.2	8.3	10.3
Other Revenue	0.1	0.9	0.3	1.4
Total Net Revenue	$71.7	$55.6	$140.4	$121.4
Expenses & Other Income
Operating expenses	(23.0)	(18.5)	(42.2)	(34.8)
Interest, dividend, equity and other income	0.7	1.1	1.9	1.7
HLBV income[4]	17.5	8.8	36.8	22.2
Divisional Operating Profit[5]	$66.9	$47.0	$136.9	$110.5

1
While most of the Liberty Power Group's PPAs include annual rate increases, a change to the weighted average production levels resulting from higher average production from facilities that earn lower or higher energy rates can result in a different weighted average energy rate earned by the division as compared to the same period in the prior year.

2
Cost of Sales - Energy consists of energy purchases in the Maritime Region to manage the energy sales from the Tinker Hydro Facility which is sold to retail and industrial customers under multi-year contracts.

3	See Unaudited Interim Consolidated Financial Statements note 21(b)(iv).
4
HLBV income represents the value of net tax attributes earned by the Liberty Power Group in the period from electricity generated by certain of its U.S. wind power and U.S. solar generation facilities.

5	See Non-GAAP Financial Measures.

Q2 2017 Report	13
Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2017 Second Quarter Operating Results
For the three months ended June 30, 2017, the Liberty Power Group generated $66.9 million of operating profit as compared to $47.0 million during the same period in 2016, which represents an increase of $19.9 million, excluding corporate administration expenses.
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Three Months Ended June 30
Prior Period Operating Profit	$47.0
Existing Facilities
Hydro: An increase in production resulted in higher revenues which were partly offset by lower average market rates in the Western and Maritime regions.	0.2
Wind Canada: Decrease due to lower production at the St. Leon and St. Damase Wind Facilities.	(0.3)
Wind U.S.: Increase primarily due to higher production and market prices.	5.9
Solar Canada: Decrease primarily due to lower production.	(0.4)
Solar U.S.: Increase due to higher production at the Bakersfield I Solar Facility.	0.2
Thermal: Decrease primarily due to higher energy costs at the Windsor Locks Thermal Facility and lower production at the Sanger Thermal Facility.	(1.4)
Other:	0.4
4.6
New Facilities
Wind U.S.: Acquisition of Odell (September 2016) and Deerfield (March 2017) Wind facilities.	12.7
Solar U.S.: Bakersfield II was placed in service in December 2016.	1.2
13.9
Foreign Exchange	1.4
Current Period Divisional Operating Profit	$66.9

Q2 2017 Report	14
Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2017 Year-to-Date Operating Results
For the six months ended June 30, 2017, the Liberty Power Group generated $136.9 million of operating profit as compared to $110.5 million during the same period in 2016, which represents an increase of $26.4 million or 23.9%, excluding corporate administration expenses.
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Six Months Ended June 30
Prior Period Operating Profit	$110.5
Existing Facilities
Hydro: Decrease primarily due to the Global Adjustment from OEFC in Ontario in 2016 as well as a decrease in production in Maritime and Quebec regions.	(2.9)
Wind Canada: Increase is primarily due to an increase in production and annual rate increases.	0.1
Wind U.S.: Increase is primarily due to higher production and increased HLBV income.	6.5
Solar Canada: Decrease primarily due to lower production.	(0.3)
Solar U.S.: Decrease is primarily due to business interruption insurance proceeds received in Q1 2016 in excess of current year operating profit.	(0.3)
Thermal: Decrease primarily due to higher energy costs at the Windsor Locks Thermal Facility and lower production at the Sanger Thermal Facility.	(1.8)
Other:	0.1
1.4
New Facilities
Wind U.S.: Acquisition of Odell (September 2016) and Deerfield (March 2017) Wind facilities.	23.1
Solar U.S.: Bakersfield II (December 2016).	1.5
24.6
Foreign Exchange	0.4
Current Period Divisional Operating Profit	$136.9

Q2 2017 Report	15
Algonquin Power & Utilities Corp. - Management Discussion & Analysis

LIBERTY UTILITIES GROUP
The Liberty Utilities Group operates rate-regulated utilities that provide distribution services to approximately 756,000 connections in the natural gas, electric, water and wastewater sectors. On January 1, 2017, Liberty Utilities completed the acquisition of The Empire District Electric Company ("Empire"). Empire is a vertically-integrated utility providing electric, natural gas and water service serving approximately 218,000 customers in Missouri, Kansas, Oklahoma, and Arkansas. The Liberty Utilities Group's strategy is to grow its business organically and through business development activities while using prudent acquisition criteria.  The Liberty Utilities Group believes that its business results are maximized by building constructive regulatory and customer relationships, and enhancing connections in the communities in which it operates.

Utility System Type	As at June 30
	2017		2016
(all dollar amounts in U.S. $ millions)	Assets	Total Connections[1]	Assets	Total Connections[1]
Electricity	$2,476.8	263,000	$351.7	93,000
Natural Gas	939.1	335,000	794.8	293,000
Water and Wastewater	490.7	158,000	502.6	178,000
Total	$3,906.6	756,000	$1,649.1	564,000

Accumulated Deferred Income Taxes Liability	$665.5		$166.5

1	Total Connections represents the sum of all active and vacant connections.
The Liberty Utilities Group aggregates the performance of its utility operations by utility system type – electricity, natural gas, and water and wastewater systems.
The electric distribution systems are comprised of regulated electrical distribution utility systems and serve approximately 263,000 connections in the states of California, New Hampshire, Missouri, Kansas, Oklahoma and Arkansas.
The natural gas distribution systems are comprised of regulated natural gas distribution utility systems and serve approximately 335,000 connections located in the states of Georgia, Illinois, Iowa, Massachusetts, New Hampshire and Missouri.
The water and wastewater distribution systems are comprised of regulated water distribution and wastewater collection utility systems and serve approximately 158,000 connections located in the states of Arkansas, Arizona, California, Illinois, Missouri, and Texas.

Q2 2017 Report	16
Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2017 Second Quarter Usage Results

Electric Distribution Systems	Three Months Ended June 30
	2017	2016
Average Active Electric Connections For The Period
Residential	223,300	80,200
Commercial and industrial	39,100	12,400
Total Average Active Electric Connections For The Period	262,400	92,600

Customer Usage (GW-hrs)
Residential	488.6	121.8
Commercial and industrial	868.6	215.4
Total Customer Usage (GW-hrs)	1,357.2	337.2
For the three months ended June 30, 2017 the electric distribution systems' usage totaled 1,357.2 GW-hrs as compared to 337.2 GW-hrs for the same period in 2016, an increase of 1,020.0 GW-hrs or 302.5%. The addition of Empire accounted for 1,014.1 GW-hrs of the increase. The CalPeco Electric System and Granite State Electric System usage totaled 343.1 GW-hrs, an increase of 5.9 GW-hrs or 1.7%.

Natural Gas Distribution Systems	Three Months Ended June 30
	2017	2016
Average Active Natural Gas Connections For The Period
Residential	287,300	249,700
Commercial and industrial	31,600	26,400
Total Average Active Natural Gas Connections For The Period	318,900	276,100

Customer Usage (MMBTU)
Residential	2,877,000	2,776,000
Commercial and industrial	2,067,000	1,803,000
Total Customer Usage (MMBTU)	4,944,000	4,579,000
For the three months ended June 30, 2017, usage at the natural gas distribution systems totaled 4,944,000 MMBTU as compared to 4,579,000 MMBTU during the same period in 2016, an increase of 365,000 MMBTU, or 8.0%. The addition of Empire accounted for 366,000 MMBTU of the increase.

Water and Wastewater Distribution Systems	Three Months Ended June 30
	2017	2016
Average Active Connections For The Period
Wastewater connections	41,000	40,400
Water distribution connections	127,200	131,200
Total Average Active Connections For The Period	168,200	171,600

Gallons Provided
Wastewater treated (millions of gallons)	535	562
Water sold (millions of gallons)	4,732	4,654
Total Gallons Provided	5,267	5,216
During the three months ended June 30, 2017, the water and wastewater distribution systems provided approximately 4,732 million gallons of water to its customers and treated approximately 535 million gallons of wastewater as compared to 4,654 million gallons of water provided and 562 million gallons of wastewater treated during the same period in 2016. The addition of Empire accounted for most of the increase. Usage at the Mountain Water System was 670 million gallons during three months ended June 30, 2017.

Q2 2017 Report	17
Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2017 Second Quarter Operating Results

	Three Months Ended June 30
	2017 U.S. $ (millions)	2016 U.S. $ (millions)	2017 Cdn $ (millions)	2016 Cdn $ (millions)
Revenue
Utility electricity sales and distribution	$177.7	$37.2	$238.7	$47.9
Less: cost of sales – electricity	(51.0)	(19.2)	(68.4)	(24.7)
Net Utility Sales - electricity	126.7	18.0	170.3	23.2
Utility natural gas sales and distribution	56.4	48.3	76.0	62.2
Less: cost of sales – natural gas	(16.4)	(11.5)	(22.1)	(14.8)
Net Utility Sales - natural gas	40.0	36.8	53.9	47.4
Utility water distribution & wastewater treatment sales and distribution	37.9	36.6	50.9	47.1
Less: cost of sales – water	(2.4)	(2.3)	(3.2)	(3.0)
Net Utility Sales - water distribution & wastewater treatment	35.5	34.3	47.7	44.1
Gas transportation	6.3	4.7	8.5	6.1
Other revenue	1.8	0.4	2.4	0.5
Net Utility Sales	$210.3	$94.2	$282.8	$121.3
Operating expenses	(103.6)	(46.9)	(139.4)	(60.8)
Other income	0.9	1.1	1.2	1.4
HLBV	1.6	—	2.1	—
Divisional Operating Profit[1]	$109.2	$48.4	$146.7	$61.9

1	Certain prior year items have been reclassified to conform with current year presentation.
For the three months ended June 30, 2017, the Liberty Utilities Group reported an operating profit (excluding corporate administration expenses) of U.S. $109.2 million as compared to U.S. $48.4 million for the comparable period in the prior year. Measured in Canadian dollars, the group's operating profit was $146.7 million as compared to $61.9 million during the same period in 2016, which represents an increase of $84.8 million or 137%, excluding corporate administration expenses. The operating profit for the three months ended June 30, 2017, attributable to the Mountain Water System was U.S. $1.1 million.

Q2 2017 Report	18
Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Three Months Ended June 30
Prior Period Operating Profit	$61.9
Existing Facilities
Electricity: Decrease primarily due to higher operating expenses at the CalPeco Electric System partially offset by higher net utility sales margin at the Granite State Electric System.	(0.9)
Gas: Decrease primarily due to higher operating costs at the EnergyNorth and Keene Gas systems.	(2.1)
Water: Decrease primarily due to a reduction in rates and volumes at the Mountain Water System, coupled with higher operating costs at the water utilities. In addition, there was a reduction in demand in the Central region due to excessive rain in June.	(2.2)
Other:	(0.6)
(5.8)
New Facilities
Electricity: Acquisition of both Empire's electric distribution system on January 1, 2017(U.S. $72.9), and the Luning Solar Facility on February 15, 2017 (U.S. $5.3).	78.2
Gas: Acquisition of Empire's gas distribution system on January 1, 2017.	1.4
Water: Acquisition of Empire's water distribution system on January 1, 2017.	0.4
Other: Acquisition of Empire's fiber optic operations on January 1, 2017.	1.0
81.0
Rate Cases
Electricity: Implementation of new rates at the CalPeco and Granite State Electric Systems.	4.3
Gas: Implementation of new rates at the New England and Peach State Gas Systems.	0.9
Water: Implementation of new rates at the Bella Vista, Park Water (Central Basin), and Rio Rico Water Systems.	1.7
6.9
Foreign Exchange	2.7
Current Period Divisional Operating Profit	$146.7

Q2 2017 Report	19
Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2017 Year-to-Date Usage Results

Electric Distribution Systems	Six Months Ended June 30
	2017	2016
Average Active Electric Connections For The Period
Residential	223,400	80,300
Commercial and industrial	39,100	12,500
Total Average Active Electric Connections For The Period	262,500	92,800

Customer Usage (GW-hrs)
Residential	1,131.9	287.6
Commercial and industrial	1,687.1	434.9
Total Customer Usage (GW-hrs)	2,819.0	722.5
For the six months ended June 30, 2017 the electric distribution systems' usage totaled 2,819.0 GW-hrs as compared to 722.5 GW-hrs for the same period in 2016, an increase of 2,096.5 GW-hrs. The addition of Empire accounted for 2,085.9 GW-hrs of the increase. Customer usage at the CalPeco Electric System was 13.6 GW-hrs higher and was partially offset by 3.1 GW-hrs of lower usage at the Granite State Electric System due to warmer weather experienced in the region.

Natural Gas Distribution Systems	Six Months Ended June 30
	2017	2016
Average Active Natural Gas Connections For The Period
Residential	289,400	251,100
Commercial and industrial	32,000	26,900
Total Average Active Natural Gas Connections For The Period	321,400	278,000

Customer Usage (MMBTU)
Residential	11,322,000	10,647,000
Commercial and industrial	6,909,000	6,639,000
Total Customer Usage (MMBTU)	18,231,000	17,286,000
For the six months ended June 30, 2017, usage at the natural gas distribution systems totaled 18,231,000 MMBTU as compared to 17,286,000 MMBTU during the same period in 2016, an increase of 945,000 MMBTU or 5.5%. The addition of Empire accounted for 1,756,000 MMBTU of the increase. The Midstates and New England Gas Systems experienced a lower number of heating degrees days which was partially offset by higher demand at the EnergyNorth Gas System.

Water and Wastewater Distribution Systems	Six Months Ended June 30
	2017	2016
Average Active Connections For The Period
Wastewater connections	41,000	43,100
Water distribution connections	131,100	133,900
Total Average Active Connections For The Period	172,100	177,000

Gallons Provided
Wastewater treated (millions of gallons)	1,124	1,160
Water sold (millions of gallons)	8,102	7,721
Total Gallons Provided	9,226	8,881
During the six months ended June 30, 2017, the water and wastewater distribution systems provided approximately 8,102 million gallons of water to its customers and treated approximately 1,124 million gallons of wastewater as compared to 7,721 million gallons of water and 1,160 million gallons of wastewater during the same period in 2016. The addition of Empire

Q2 2017 Report	20
Algonquin Power & Utilities Corp. - Management Discussion & Analysis

accounted for 153 million gallons of the increase in the water total. Usage at the Mountain Water System was 1,083 million gallons during six months ended June 30, 2017.
2017 Year-to-Date Operating Results

	Six Months Ended June 30
	2017 U.S. $ (millions)	2016 U.S. $ (millions)	2017 Can $ (millions)	2016 Can $ (millions)
Revenue
Utility electricity sales and distribution	$359.1	$83.2	$478.8	$111.3
Less: cost of sales – electricity	(105.6)	(47.6)	(140.7)	(63.9)
Net Utility Sales - electricity	253.5	35.6	338.1	47.4
Utility natural gas sales and distribution	193.4	157.8	257.2	213.3
Less: cost of sales – natural gas	(78.0)	(58.1)	(103.5)	(79.6)
Net Utility Sales - natural gas	115.4	99.7	153.7	133.7
Utility water distribution & wastewater treatment sales and distribution	70.3	66.7	93.8	88.5
Less: cost of sales – water	(4.4)	(4.3)	(5.9)	(5.7)
Net Utility Sales - water distribution & wastewater treatment	65.9	62.4	87.9	82.8
Gas transportation	17.3	13.7	23.0	19.0
Other revenue	3.7	1.1	5.0	1.1
Net Utility Sales	$455.8	$212.5	$607.7	$284.0
Operating expenses	(201.4)	(97.2)	(269.1)	(129.6)
Other income	1.9	2.0	2.5	2.7
HLBV	3.2	—	4.3	—
Divisional Operating Profit[1]	$259.5	$117.3	$345.4	$157.1

1	Certain prior year items have been reclassified to conform with current year presentation.
For the six months ended June 30, 2017, the Liberty Utilities Group reported an operating profit (excluding corporate administration expenses) of U.S. $259.5 million as compared to U.S. $117.3 million for the comparable period in the prior year. Measured in Canadian dollars, the group's operating profit was $345.4 million as compared to $157.1 million during the same period in 2016, which represents an increase of $188.3 million or 120%, excluding corporate administration expenses. The operating profit for the six months ended June 30, 2017, attributable to the Mountain Water System was U.S. $1.9 million.

Q2 2017 Report	21
Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Six Months Ended June 30
Prior Period Operating Profit	$157.1
Existing Facilities
Electricity: Increase primarily due to higher net utility sales margin at the Granite State Electric System, partially offset by higher operating expenses at the CalPeco Electric System.	0.8
Gas: Increase is primarily related to higher margin due to increased consumption at the EnergyNorth Gas System, partially offset by a lower number of heating degree days at the other gas systems.	2.0
Water: Decrease primarily due to higher operating costs at the Litchfield Park and Bella Vista Water Systems, and lower operating profit due to the disposition of the Mountain Water System on June 22, 2017.	(1.6)
Other:	—
1.2
New Facilities
Electricity: Increase is due to the acquisition of Empire's electric distribution system on January 1, 2017 (U.S. $151.6), and the Luning Solar Facility on February 15, 2017 (U.S. $11.2).	162.8
Gas: Acquisition of Empire's gas distribution system on January 1, 2017.	6.4
Water: Acquisition of Empire's water distribution system on January 1, 2017.	0.6
Other: Acquisition of Empire's fiber optic operations on January 1, 2017.	2.2
172.0
Rate Cases
Electricity: Implementation of new rates at the CalPeco and Granite State Electric Systems.	7.2
Gas: Implementation of new rates at the Midstates, New England, and Peach State Gas Systems.	6.8
Water: Implementation of new rates at the Bella Vista, Park Water (Central Basin), and Rio Rico Water Systems.	2.2
16.2
Foreign Exchange	(1.1)
Current Period Divisional Operating Profit	$345.4

Q2 2017 Report	22
Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Regulatory Proceedings
The following table summarizes the major regulatory proceedings currently underway within the Liberty Utilities Group:

Utility	State	Regulatory Proceeding Type	Rate Request U.S. $ (millions)	Current Status
Completed Rate Cases
Granite State Electric System	New Hampshire	General Rate Case	$7.7
Final Order issued in April 2017 approving a U.S. $6.2 million rate increase effective May 1, 2017, and two additional annual revenue increases of approximately U.S. $0.3 million and U.S. $0.25 million effective May 1, 2018 and May 1, 2019, respectively that relate to capital expenditures.

New England Gas	Massachusetts	Gas System Enhancement Plan (GSEP)	$3.8	Final Order issued in April 2017 approving a U.S. $2.9 million rate increase effective May 1, 2017.
Illinois Gas System	Illinois	General Rate Case	$3.0	Final Order issued in May 2017 approving a U.S. $2.2 million rate increase effective June 7, 2017.
Kansas Asbury Environmental and Riverton Cost Recovery (“AERR”) Rider	Kansas	Rate Rider Recovery	$1.1	Final Order issued in June 2017 approving a U.S. $0.9 million revenue increase effective July 1, 2017.
Iowa Gas System	Iowa	General Rate Case	$1.1	Final Order issued in April 2017 approving a U.S. $1.0 million rate increase effective June 18, 2017.
New England Gas	Massachusetts	Decoupling Filing	$0.2	Final Order issued in April 2017 approving a U.S. $0.2 million revenue increase. New rates effective May 1, 2017.
Pending Rate Cases
EnergyNorth Gas System	New Hampshire	General Rate Case	$19.9
On April 28, 2017, filed an application seeking an increase of U.S. $13.8 million, plus a step increase of U.S. $6.1 million to be implemented in May 2018. Temporary rates of U.S. $7.8 million were requested to be effective as of July 1, 2017. On June 30, 2017, the Commission approved temporary rates of U.S. $6.8 million (87% of the requested amount) effective July 1, 2017 to be in place until the end of the Company's permanent rate case.

Litchfield Park Water & Sewer	Arizona	General Rate Case	$5.1	On February 28, 2017, filed a water/sewer rate application (test year December 31, 2016) seeking an increase of U.S. $5.1 million in rates. New rates are expected to be effective Q1 2018.
CalPeco Electric	California	Turquoise Solar Project	$3.5
On December 14, 2016, filed an application seeking approval to include the 10 MWac Turquoise Solar Project in rate base. On June 30, 2017, Liberty Utilities and ORA filed a joint motion to the Commission requesting approval of their filed settlement agreement. The settlement seeks recovery of costs via a Tier 2 advice letter to add the costs to rate base once the project reaches mechanical completion. The project is estimated to reach mechanical completion in mid-2018 and go into service in August 2018.

Oklahoma Electricity System	Oklahoma	General Rate Case	$3.0	On December 21, 2016, filed an application seeking incremental revenues of U.S. $3.8 million (revised to U.S. $3.0 million). Final Order expected Q3 2017.
Woodmark/Tall Timbers Wastewater Systems	Texas	General Rate Case	$1.6
On September 6, 2016, filed an application seeking a U.S. $2.0 million revenue increase. On June 30, 2017, Liberty Utilities filed its rebuttal testimony, which revised its request to U.S. $1.6 million. In July 2017, a settlement agreement in principle was reached among all parties, which is expected to be filed with the Commission in August, 2017. The settlement is subject to approval of the City of Tyler’s council and the Commission. The parties have requested interim rates be effective as of August 1, 2017, with a final decision expected in Q4 2017/Q1 2018.

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Completed Rate Cases
On April 29, 2016, the Granite State Electric System filed a rate application. The application sought a U.S. $5.3 million annual revenue increase proposed for effect July 1, 2016, plus an additional U.S. $2.4 million annual increase (step increase) to recover the revenue requirement associated with capital additions made in 2016. The total permanent and step increase being proposed is U.S. $7.7 million annually, or a 21.8% increase to distribution revenue. In June 2016, approval of a temporary rate increase of U.S. $2.4 million was issued, effective July 1, 2016. The final permanent revenue increase will be retroactive to the temporary rate effective date. In April 2017 an Order was issued by the New Hampshire Public Utilities Commission approving a U.S. $3.8 million increase to annual distribution revenues along with an annual increase of U.S. $2.5 million for the revenue requirement associated with 2016 capital investment, both effective May 1, 2017 (achieving 82% of the requested increase). The difference between the U.S. $3.8 million permanent increase and the U.S. $2.4 million temporary rate level that was in effect since July 1, 2016 is being collected as of May 1, 2017. The settlement also provides for two additional annual increases of approximately U.S. $0.3 million effective May 1, 2018 and May 1, 2019 to recover the revenue requirement associated with certain significant capital investments made during the prior calendar year. The rates are based on a return on equity ("ROE") of 9.4% and 50.0% equity.
On October 31, 2016, the New England Natural Gas System filed its Gas System Enhancement Plan (GSEP) application seeking an incremental revenue requirement of U.S. $3.8 million for an effective date of May 1, 2017. The Order was issued in April 2017 approving a revenue requirement of U.S. $2.9 million, effective May 1, 2017, to recover costs over the period of May 1, 2017 to April 30, 2018. The Company’s GSEP filing outlined a 4-year replacement plan in which the Company anticipates replacing 14 miles of aging infrastructure along with the replacement and/or transfer of 983 gas services.
On July 25, 2016, the Midstates Gas System filed a rate application with the Illinois Commerce Commission seeking a U.S. $3.0 million annual revenue increase in natural gas rates. A hearing on the unanimous filed settlement was held on March 8, 2017 which set out an annual revenue increase of U.S. $2.2 million, established a decoupling mechanism, a bad debt tracking mechanism, and a mechanism to enable further system expansion. The settlement is predicated on 49.5/50.5 capital structure and a 9.4% ROE. On May 24, 2017 the Commission issued an Order approving the settlement agreement with new tariff sheets being effective June 7, 2017.
On January 6, 2017, Empire Electric filed applications with the Kansas Corporate Commission for the Asbury Environmental and Riverton Cost Recovery (“AERR”) Rider, requesting an incremental revenue increase of U.S. $1.1 million due to inclusion of the Riverton 12 capital investment and continued collection of U.S. $0.8 million from the Asbury capital investment. This Rider was authorized as part of the merger application settlement. An Order was issued June 29, 2017 approving a revenue increase of U.S. $0.9 million. The revised Rider was implemented in July 1, 2017.
On July 25, 2016, Liberty Utilities Midstates filed a rate application with the Iowa Utilities Board seeking a U.S. $1.06 million (46%) revenue increase in natural gas rates. On April 28, 2017 an Order was issued approving the settlement which set out an increase in annual revenues of U.S. $1.0 million (93% of the requested increase), a 50/50 capital structure and 9.5% ROE. Rates are effective June 18, 2017.
Completion of Mountain Water Condemnation Proceedings
On May 6, 2014, the City of Missoula, Montana filed a lawsuit against Mountain Water Company and its prior indirect owner Carlyle Infrastructure Partners, L.P. (“Carlyle”), seeking to condemn the assets of Mountain Water. The case went to trial on the right to take or "necessity" phase in March, 2015. The District Court issued a Preliminary Order of Condemnation on June 15, 2015, finding that the City had established the right to take the assets of Mountain Water. Mountain Water filed an appeal with the Montana Supreme Court. The case then proceeded to a trial on valuation before three Commissioners. On November 17, 2015, the Commissioners issued a report finding that the “fair market value" of the condemned property as of May 6, 2014 was U.S. $88.6 million. On August 2, 2016, the Supreme Court of Montana upheld the District Court’s decision, permitting the City of Missoula to proceed with the condemnation of Mountain Water’s assets.
On December 22, 2015, certain developers filed a lawsuit in Montana District Court against the City of Missoula and Mountain Water seeking resolution of claims to a portion of the condemnation award on the basis that certain of the assets being condemned had been funded by such parties. On February 21, 2017, the court in that case recognized an equitable lien on such assets in favor of the developers and ordered that a portion of the condemnation award, if and when paid, be paid by the City of Missoula to the court for direct payment to the developers.
On or about June 5, 2017, Mountain Water, Liberty Utilities Co. and the City of Missoula entered into a Settlement Agreement and Release of Claims, resolving certain issues in the event that the City acquired possession of Mountain Water’s assets, and contingent upon settlement of the developer lawsuit. The settlement agreement was approved by the condemnation court in hearings on June 15 and June 22, 2017, and a final order of condemnation was issued on June 22, 2017. The developer lawsuit was dismissed on June 30, 2017.  On June 22, 2017, the City of Missoula paid the condemnation judgment, including amounts owed to Mountain Water and amounts required to be paid to the developers. The City of Missoula took possession of Mountain Water’s assets on that date. Carlyle and Mountain Water have the right to appeal issuance of the final order of condemnation.

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In connection with Liberty Utilities’ indirect acquisition of Mountain Water in January 2016, Liberty Utilities was permitted to hold-back U.S. $14.4 million from the purchase price otherwise payable to Carlyle and certain other interest holders, pending resolution of amounts paid to Mountain Water and its affiliates in connection with the taking of Mountain Water’s assets. Liberty Utilities and Carlyle have been unable to agree upon the disposition of that holdback amount. On or about June 30, 2017, Carlyle filed an action in the Court of Chancery in Delaware against Liberty Utilities, its subsidiary Western Water Holdings, LLC, and the Company seeking payment of a portion of that holdback amount. The suit has not yet been served on Liberty Utilities or the other defendants.
Park Water’s debt indenture permits condemnation proceeds to be used to prepay, without penalty, debt issued under the indenture. As a result, on June 28, 2017, Park Water repaid U.S. $63.0 million of debt with an average rate of approximately 6.5%.
CORPORATE DEVELOPMENT ACTIVITIES
The Company's Corporate Development group is focused on developing, contracting, and transitioning recently completed projects to the operations group. The group has successfully advanced a number of projects and has been awarded or acquired a number of PPAs.  All of the projects contained in the table below meet the following criteria: a proven wind or solar resource, a signed PPA with credit-worthy counterparties, and satisfy the Company's investment return objectives. The projects are as follows:

Project Name	Location	Size (MW)	Estimated Capital Cost Range (millions)[1]			Commercial Operation	PPA Term (Years)	Production (GW-hrs)
Projects in Construction
Amherst Island Wind Project	Ontario	75	$290	-	$325	2018	20	235
Great Bay Solar Project[2]	Maryland	75	175	-	195	2017	10	146
Total Projects in Construction		150	$465	-	$520			381

Projects in Development
Blue Hill Wind Project	Saskatchewan	177	$315	-	$350	2019/20	25	813
Val-Eo Wind Project[3]	Quebec	24	60	-	70	2018	20	66
Turquoise Solar Project[4]	Nevada	10	26	-	32	2018		28
Total Projects in Development		211	$401	-	$452			907
Total in Construction and Development		361	$866	-	$972			1,288

1	Estimated capital costs for U.S. based projects have been converted at the exchange rate in effect at the end of the current reporting period.
2	The total cost of the project is expected to be approximately $135 - $150 million in U.S. dollars.
3	All figures refer solely to Phase I of the Val-Eo Wind Project.
4
The Turquoise Solar Project will be included in the Rate Base of the CalPeco Electric System (see Regulatory Proceedings). The total cost of the project is expected to be approximately $20 - $25 million in U.S. dollars.

Projects in Construction
Amherst Island Wind Project
The Amherst Island Wind Project is a 75 MW wind powered electric generating development project located on Amherst Island near the village of Stella, approximately 15 kilometers southwest of Kingston, Ontario.
The Renewable Energy Approval ("REA") for the project was issued on August 24, 2015. An appeal of the REA was made to the Environmental Review Tribunal (“ERT”) in 2015. The ERT decision to uphold the REA was issued on August 3, 2016. A Divisional Court challenge of the favorable ERT decision was dismissed in the first quarter of 2017.
The total costs to complete the project are estimated at approximately $290 million to $325 million. Construction over the spring and summer months has focused primarily on the project's mainland interconnection switchyard and mainland dock, which are both underway. Manufacturing of major equipment (turbines, main power transformer) continues on schedule. Major construction activities will resume on the island late in the third quarter as planned, with turbine deliveries targeted to arrive on the island during the fourth quarter. Subject to receipt of ongoing construction-related permitting and negotiation of remaining agreements, construction is expected to be substantially completed in the second quarter of 2018.

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Great Bay Solar
The Great Bay Solar Project is a 75 MWac solar powered electric generating development project located in Somerset County in southern Maryland.
The project has received its Certificate of Public Convenience and Necessity from the State of Maryland Public Service Commission and building permits from the Somerset County Building and Zoning Department. Both the balance of plant and high voltage engineering, procurement, and construction contracts have been executed, and overall project construction is 80% complete. Piling work has been completed, racking and module installation is in progress. Installation of the project's inverters and transformers is also underway. Construction of the project substation is nearing completion, and work on the collection system and interconnection is progressing. Commercial operations is expected by the end of 2017.
The total costs to complete the project are estimated at approximately U.S. $135 million to U.S. $150 million. The Liberty Power Group expects the project will qualify for U.S. federal investment tax credits and accordingly, a tax equity investor has been selected to provide approximately 40% of the permanent project financing in return for the majority of the tax attributes.
Projects in Development
Turquoise Solar Project
The Turquoise Solar project is a 10.0 MW solar powered electric generating development project located in Washoe County in Nevada.  The facility is comprised of 108,000 solar thin film panels and is being constructed on 110 acres of land.  The Turquoise Solar Project is expected to generate 28 GW-hrs of energy per year and to be included in the rate base of the CalPeco Electric System (see Regulatory Proceedings). Mechanical completion is expected in mid-2018.
The total costs to complete the project are estimated at approximately U.S. $20 million to U.S. $25 million The Liberty Utilities Group expects the project will qualify for U.S. federal investment tax credits and accordingly, approximately 30% of the permanent financing is expected to be funded by tax equity investors.
APUC: CORPORATE AND OTHER EXPENSES

	Three Months Ended June 30		Six Months Ended June 30
(all dollar amounts in $ millions)	2017	2016	2017	2016
Corporate and other expenses:
Administrative expenses	$16.7	$10.4	$31.3	$21.8
Loss (gain) on foreign exchange	(3.9)	1.9	(3.8)	1.6
Interest expense on convertible debentures and acquisition facility due to the acquisition of Empire	—	16.5	17.6	22.4
Interest expense	50.0	16.5	97.0	35.7
Interest, dividend, equity, and other income[1]	(0.9)	(0.7)	(1.7)	(1.6)
Other gains[2]	(4.9)	(13.8)	(4.9)	(8.8)
Acquisition-related costs	0.1	1.2	60.5	7.5
Loss on derivative financial instruments	—	0.6	1.4	1.5
Income tax expense	23.0	5.3	42.4	23.8

1	Excludes income directly pertaining to the Liberty Power and Liberty Utilities Groups (disclosed in the relevant sections).
2	Includes Other Gains and Loss on long-lived assets, net per the Statement of Operations.
2017 Second Quarter Corporate and Other Expenses
During the three months ended June 30, 2017, administrative expenses totaled $16.7 million as compared to $10.4 million in the same period in 2016. The $6.3 million increase primarily relates to additional costs incurred to administer APUC's operations as a result of the Company's growth, including ongoing administration expenses related to Empire.
For the three months ended June 30, 2017, interest expense totaled $50.0 million as compared to $16.5 million in the same period in 2016. The increase is primarily attributable to assumed and incremental debt related to the Empire acquisition

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debt, and new debt raised at Liberty Power and Liberty Utilities. (See Credit Facilities & Debt and Unaudited Interim Consolidated Financial Statements note 7.)
For the three months ended June 30, 2017, other gains were $4.9 million as compared to gains of $13.8 million in the same period in 2016. The current period gain is primarily related to the conclusion of the Mountain Water condemnation (see Unaudited Interim Consolidated Financial Statements note 19). The prior period gain was primarily due to recognition of deferred income on completed facilities repairs where insurance proceeds were received in advance, and settlement of litigation and bankruptcy proceedings relating to Trafalgar Power Inc.
For the three months ended June 30, 2017, acquisition-related costs totaled $0.1 million as compared to $1.2 million in the same period in 2016. The decrease was primarily driven by Empire related acquisition costs recorded in 2016.
For the three months ended June 30, 2017, loss on derivative financial instruments totaled $nil as compared to $0.6 million in the same period in 2016.
For the three months ended June 30, 2017, income tax expense of $23.0 million was recorded as compared to income tax expense of $5.3 million during the same period in 2016. The increase in income tax expense is primarily due to the acquisition of Empire and the tax consequences of basis differences associated with the Mountain Water condemnation.
2017 Year-to-Date Corporate and Other Expenses
During the six months ended June 30, 2017, administrative expenses totaled $31.3 million as compared to $21.8 million in the same period in 2016. The increase primarily relates to additional costs incurred to administer APUC's operations as a result of the Company's growth, including ongoing administration expenses related to Empire.
For the six months ended June 30, 2017, interest expense on convertible debentures and bridge financing totaled $17.6 million (see Convertible Unsecured Subordinated Debentures and Unaudited Interim Consolidated Financial Statements note 14).
For the six months ended June 30, 2017, interest expense totaled $97.0 million as compared to $35.7 million in the same period in 2016. The increase in interest expense for the period is primarily attributable to assumed and incremental Empire Acquisition debt, and new debt raised at Liberty Power and Liberty Utilities. (See Credit Facilities & Debt and Unaudited Interim Consolidated Financial Statements note 7.)
For the six months ended June 30, 2017, other gains totaled a gain of $4.9 million as compared to a gain of $8.8 million in the same period in 2016. The current period gain is primarily related to the conclusion of the Mountain Water condemnation (see Unaudited Interim Consolidated Financial Statements note 19). The prior period gains primarily resulted from: (i) the recognition of deferred income on repairs completed for facilities where the insurance proceeds have been received in advance; and (ii) the settlement of litigation and bankruptcy proceedings relating to Trafalgar Power Inc. (see Unaudited Interim Consolidated Financial Statements note 14), partially offset by (iii) the write-down of the Company's equity interest in the natural gas development projects which have been cancelled by the developer.
For the six months ended June 30, 2017, acquisition related costs totaled $60.5 million as compared to $7.5 million in the same period in 2016. The increase is primarily attributable to the Empire acquisition. Acquisition related costs will vary from period to period depending on the level of activity and complexity associated with various acquisitions.
For the six months ended June 30, 2017, the gain on derivative financial instruments totaled $1.4 million as compared to a gain of $1.5 million in the same period in 2016.
An income tax expense of $42.4 million was recorded in the six months ended June 30, 2017 as compared to an income tax expense of $23.8 million during the same period in 2016. The increase in income tax expense for the six months ended June 30, 2017 is primarily related to the acquisition of Empire and the tax effect related to the Mountain Water condemnation.

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NON-GAAP PERFORMANCE MEASURES
Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the unaudited interim consolidated statements of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to GAAP consolidated net earnings.

	Three Months Ended June 30		Six Months Ended June 30
(all dollar amounts in $ millions)	2017	2016	2017	2016
Net earnings attributable to shareholders	$47.7	$24.8	$73.7	$66.8
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV	0.7	1.4	1.8	3.1
Income tax expense	23.0	5.3	42.4	23.8
Interest expense on convertible debentures and acquisition financing	—	16.5	17.6	22.4
Interest expense on long-term debt and others	50.0	16.5	97.0	35.7
Other gains	(0.1)	(5.0)	(0.1)	(6.2)
Gain on long-lived assets, net	(4.8)	(8.8)	(4.8)	(2.6)
Acquisition-related costs	0.1	1.2	60.5	7.5
Costs related to tax equity financing	0.6	—	0.6	—
Loss on derivative financial instruments	—	0.6	1.4	1.5
Realized gain on energy derivative contracts	—	—	(0.7)	(0.9)
Loss (gain) on foreign exchange	(3.9)	1.9	(3.8)	1.6
Depreciation and amortization	84.3	44.8	167.0	94.5
Adjusted EBITDA	$197.6	$99.2	$452.6	$247.2
HLBV represents the value of net tax attributes earned during the period from electricity generated by certain U.S. wind power and U.S. solar generation facilities. HLBV earned in the three and six months ended June 30, 2017 amounted to $19.6 million and $41.1 million, respectively.

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Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the unaudited interim consolidated statements of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three Months Ended June 30		Six Months Ended June 30
(all dollar amounts in $ millions)	2017	2016	2017	2016
Net earnings attributable to shareholders	$47.7	$24.8	$73.7	$66.8
Add (deduct):
Loss on derivative financial instruments	—	0.6	1.4	1.5
Realized gain on derivative financial instruments	—	—	(0.7)	(0.9)
Gain on long-lived assets, net	(4.8)	(8.8)	(4.8)	(2.6)
Loss (gain) on foreign exchange	(3.9)	1.9	(3.8)	1.6
Interest expense on convertible debentures and acquisition financing	—	16.5	17.6	22.4
Acquisition-related costs	0.1	1.2	60.5	7.5
Costs related to tax equity financing	0.6	—	0.6	—
Adjustment for taxes related to above	13.6	(5.4)	(3.1)	(9.1)
Adjusted Net Earnings	$53.3	$30.9	$141.4	$87.2
Adjusted Net Earnings per share[1]	$0.13	$0.11	$0.37	$0.31

1	Per share amount calculated after preferred share dividends and excluding subscription receipts issued for projects or acquisitions not reflected in earnings.
For the three months ended June 30, 2017, Adjusted Net Earnings totaled $53.3 million as compared to $30.9 million, an increase of $22.4 million, as compared to the same period in 2016. The increase in Adjusted Net Earnings for the three months ended June 30, 2017 is primarily due to increased earnings from operations partially offset by higher depreciation and interest expense as compared to 2016.
For the six months ended June 30, 2017, Adjusted Net Earnings totaled $141.4 million as compared to $87.2 million, an increase of $54.2 million, as compared to the same period in 2016. The increase in Adjusted Net Earnings for the six months ended June 30, 2017 is primarily due to increased earnings from operations partially offset by higher depreciation and interest expense as compared to 2016.

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Reconciliation of Adjusted Funds from Operations to Cash Flows from Operating Activities
The following table is derived from and should be read in conjunction with the unaudited interim consolidated statements of operations and unaudited interim consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to funds from operations in accordance with GAAP.
The following table shows the reconciliation of funds from operations to Adjusted Funds from Operations exclusive of these items:

	Three Months Ended June 30		Six Months Ended June 30
(all dollar amounts in $ millions)	2017	2016	2017	2016
Cash flows from operating activities	$133.4	$89.9	$168.8	$143.4
Add (deduct):
Changes in non-cash operating items	(15.4)	(22.5)	79.3	24.2
Production based cash contributions from non-controlling interests	1.5	1.0	10.6	10.5
Interest expense on convertible debentures and acquisition financing fees[1]	—	16.5	9.3	22.4
Acquisition-related costs	0.1	1.2	60.5	7.5
Cash generated from sale of long-lived assets	—	(8.6)		(8.6)
Adjusted Funds from Operations	$119.6	$77.5	$328.5	$199.4

[1]	Exclusive of deferred financing fees of $8.3 million.
For the six months ended June 30, 2017, Adjusted Funds from Operations totaled $328.5 million as compared to Adjusted Funds from Operations of $199.4 million, an increase of $129.1 million as compared to the same period in 2016.
SUMMARY OF CAPITAL EXPENDITURES 1

	Three Months Ended June 30		Six Months Ended June 30
(all dollar amounts in $ millions)	2017	2016	2017	2016
Liberty Power Group:
Maintenance	$2.5	$9.9	$10.3	$21.4
Investment in Growth Capital Projects[1]	50.9	31.6	491.2	48.4
	$53.4	$41.5	$501.5	$69.8

Liberty Utilities Group:
Rate Base Maintenance	$56.3	$23.9	$112.8	$52.2
Rate Base Acquisition	—	—	2,739.5	345.3
Rate Base Growth	62.1	22.3	194.8	26.3
	118.4	46.2	$3,047.1	$423.8
Total Capital Expenditures	$171.8	$87.7	$3,548.6	$493.6

1	Includes expenditures on Property Plant & Equipment, equity-method investees, and acquisitions of operating entities that were jointly developed by the company.
2017 Second Quarter Capital Expenditures
During the three months ended June 30, 2017, the Liberty Power Group incurred capital expenditures of $53.4 million as compared to $41.5 million during the same period in 2016. The increase in capital expenditures is primarily due to the construction of the Great Bay Solar and Tinker Transmission Projects, and ongoing maintenance at operating sites.
During the three months ended June 30, 2017, the Liberty Utilities Group incurred capital expenditures of $118.4 million as compared to $46.2 million during the same period in 2016. The increase in capital expenditures is primarily due to

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reliability enhancements, improvements and replenishment opportunities, and leak prone pipe replacements, leak repairs and pipeline corrosion protection initiatives relating to safety and reliability at the electric and gas systems.
2017 Year-to-Date Capital Expenditures
During the six months ended June 30, 2017, the Liberty Power Group incurred capital expenditures of $501.5 million as compared to $69.8 million during the same period in 2016. The increase in capital expenditures are primarily due to the acquisition of the remaining outstanding interest in the Deerfield Wind Facility. The balance of capital expenditures were for the construction of the Great Bay Solar and the Tinker Transmission Upgrade Projects, and ongoing maintenance at operating sites.
During the six months ended June 30, 2017, the Liberty Utilities Group incurred $3.0 billion in capital expenditures as compared to $423.8 million during the same period in 2016. The increase in capital expenditures are primarily due to the acquisition of Empire in January 2017 (U.S. $2.4 billion), and completion of the Luning Solar Facility located in Mineral County, Nevada, in February 2017 (U.S. $84.9 million). In the prior year, the Liberty Utilities Group completed the acquisition of the Park Water System in January 2016. Other capital expenditures are primarily due to reliability enhancements, improvements and replenishment opportunities, and leak prone pipe replacements, leak repairs and pipeline corrosion protection initiatives relating to safety and reliability at the electric and gas systems.
2017 Capital Investments
In 2017, the company plans to spend between $1.1 billion and $1.3 billion on capital investment opportunities. Actual expenditures during the course of 2017 may vary due to timing of various project investments and the realized U.S. dollar exchange rate.
Expected 2017 capital investment ranges are as follows:

(all dollar amounts in $ millions)
Liberty Power Group:
Maintenance	$40.0	-	$50.0
Investment in Growth Capital Projects	500.0	-	580.0
Total Liberty Power Group:	$540.0	-	$630.0

Liberty Utilities Group:
Rate Base Maintenance	$160.0	-	$170.0
Rate Base Growth	400.0	-	500.0
Total Liberty Utilities Group:	$560.0	-	$670.0

Total 2017 Capital Investments	$1,100.0	-	$1,300.0
APUC anticipates that it can generate sufficient liquidity through internally generated operating cash flows, funds committed by tax equity investors, revolving credit facilities, as well as the debt and equity capital markets to finance its 2017 capital investments.

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LIQUIDITY AND CAPITAL RESERVES
APUC has revolving credit and letter of credit facilities available for Corporate, the Liberty Power Group, and the Liberty Utilities Group to manage the liquidity and working capital requirements of each division (collectively the “Bank Credit Facilities”).
Bank Credit Facilities
The following table sets out the Bank Credit Facilities available to APUC and its operating groups as at June 30, 2017:

	As at June 30, 2017				As at Dec 31, 2016
(all dollar amounts in $ millions)	Corporate	Liberty Power	Liberty Utilities	Total	Total
Committed facilities	$65.0	$588.9	$519.1	$1,173.0	$773.8
Funds drawn on facilities	—	(425.9)	(3.9)	(429.8)	(242.9)
Letters of credit issued	(11.7)	(75.1)	(42.5)	(129.3)	(234.9)
Liquidity available under the facilities	53.3	87.9	472.7	613.9	296.0
Cash on hand				31.9	110.4
Total Liquidity and Capital Reserves	$53.3	$87.9	$472.7	$645.8	$406.4
As at June 30, 2017, the Company's $65.0 million senior unsecured bilateral revolving credit facility (the "Corporate Credit Facility") was undrawn and had $11.7 million of outstanding letters of credit. The facility matures on November 19, 2017 and is subject to customary covenants.
As at June 30, 2017, the Liberty Power Group's committed bank lines consisted of a $350.0 million senior unsecured syndicated revolving credit facility, a $150.0 million senior unsecured bilateral revolving credit facility, and a $88.9 million letter of credit facility (Cdn $50.0 million and U.S. $30.0 million). The bilateral revolving credit facility was entered into on April 19, 2017 with a Canadian Chartered Bank and matures on August 19, 2018. As at June 30, 2017, the Liberty Power Group had drawn a total of $425.9 million and issued $75.1 million in letters of credit via credit and letters of credit facilities.
As at June 30, 2017, the Liberty Utilities Group's committed bank lines consisted of a U.S. $200.0 million senior unsecured syndicated revolving credit facility at the holding company and a U.S. $200.0 million revolving credit facility at Empire ("Empire Facility"). The facilities mature on September 30, 2018 and October 20, 2019 respectively. The Empire Facility is used primarily as a backstop to commercial paper issued by Empire (rated P2 Moody's / A2 S&P).
Long Term Debt
On June 28, 2017, in connection with the conclusion of the Montana Water condemnation proceedings (see Regulatory Proceedings) the Liberty Utilities Group repaid, using a portion of the proceeds, U.S. $63.0 million of secured notes without penalty. The notes repaid had an average interest rate of approximately 6.5%. Concurrently Liberty repaid a U.S. $22.5 million bank term facility.
As at June 30, 2017, the weighted average tenure of APUC's total long term debt is approximately 12 years with an average interest rate of approximately 4.6%.
Credit Ratings
APUC has a long term consolidated corporate credit rating of BBB (flat) from Standard & Poor's ("S&P") and a BBB (low) rating from DBRS Limited ("DBRS"). Algonquin Power Co ("APCo"), the parent company for the Liberty Power Group, has a BBB (flat) issuer rating from S&P and BBB (low) issuer rating from DBRS. Liberty Utilities Finance GP1 ("Liberty Finance"), a special purpose financing entity of Liberty Utilities Co., the parent company for the Liberty Utilities Group, has a BBB (high) issuer rating from DBRS.

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Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Contractual Obligations
Information concerning contractual obligations as of June 30, 2017 is shown below:

(all dollar amounts in $ millions)	Total	Due less than 1 year	Due 1 to 3 years	Due 4 to 5 years	Due after 5 years
Principal repayments on debt obligations[1]	$4,370.7	$210.7	$1,031.3	$582.4	$2,546.3
Convertible debentures	3.2	—	—	—	3.2
Advances in aid of construction	90.3	2.1	—	—	88.2
Interest on long-term debt obligations	1,914.0	184.4	297.7	240.6	1,191.3
Purchase obligations	439.0	439.0	—	—	—
Environmental obligations	93.9	2.6	24.2	7.6	59.5
Derivative financial instruments:
Cross currency swap	95.7	5.5	10.3	77.8	2.1
Interest rate swap	13.1	—	13.1	—	—
Commodity contracts	3.7	1.8	1.9	—	—
Purchased power	551.8	77.0	100.4	103.9	270.5
Gas delivery, service and supply agreements	415.2	93.6	135.7	78.6	107.3
Service agreements	711.8	46.3	95.0	98.9	471.6
Capital projects	39.5	39.3	0.1	0.1	—
Operating leases	286.2	10.2	19.0	17.8	239.2
Other obligations	196.8	39.5	0.2	0.2	156.9
Total Obligations	$9,224.9	$1,152.0	$1,728.9	$1,207.9	$5,136.1

1	Exclusive of deferred financing costs, bond premium/discount and fair value adjustments at the time of issuance or acquisition.
Equity
The common shares of APUC are publicly traded on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange ("NYSE") under the trading symbol "AQN".  As at June 30, 2017, APUC had 385,732,932 issued and outstanding common shares.
APUC may issue an unlimited number of common shares.  The holders of common shares are entitled to dividends, if and when declared; to one vote for each share at meetings of the holders of common shares; and to receive a pro rata share of any remaining property and assets of APUC upon liquidation, dissolution or winding up of APUC.  All shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments.
In the first quarter of 2016, in connection with the acquisition of Empire, APUC and its direct wholly-owned subsidiary, Liberty Utilities (Canada) Corp., entered into an agreement with a syndicate of underwriters under which the underwriters agreed to buy, on a bought deal basis, $1.15 billion aggregate principal amount of 5.00% convertible unsecured subordinated debentures of APUC.
All Debentures were sold on an instalment basis at a price of $1,000 dollars per Debenture, of which $333 dollars was paid on the closing of the Offering and the remaining $667 dollars was payable on a date set by APUC upon satisfaction of all conditions precedent to the closing of APUC's acquisition of Empire (the "Final Instalment Date"), at which time each debenture was convertible to 94.3396 common shares of APUC and bears an interest rate of 0% thereafter.
The Final Instalment Date was established as February 2, 2017, at which time APUC received the Final Instalment payment and concurrently issued 98,022,082 of its common shares as a result of the conversion of $1,039.0 million of debentures to equity. As of August 9, 2017, $3.0 million of convertible debentures remain outstanding.
APUC is also authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board.  As at June 30, 2017, APUC had outstanding:

•	4,800,000 cumulative rate reset Series A preferred shares, yielding 4.5% annually for the initial six-year period ending on December 31, 2018;

•	100 Series C preferred shares that were issued in exchange for 100 Class B limited partnership units by St. Leon Wind Energy LP; and

•	4,000,000 cumulative rate reset Series D preferred shares, yielding 5.0% annually for the initial five year period ending on March 31, 2019.
APUC has a shareholder dividend reinvestment plan (the “Reinvestment Plan”) for registered holders of common shares of APUC. As at June 30, 2017, 65,283,692 common shares representing approximately 17% of total common shares outstanding had been registered with the Reinvestment Plan. During the quarter ended June 30, 2017, 821,936 common shares were issued under the Reinvestment Plan, and subsequent to the end of the quarter, on July 14, 2017, an additional 1,194,340 common shares were issued under the Reinvestment Plan.
Base Shelf Prospectus
On March 17, 2017 APUC filed a base shelf prospectus allowing for the issuance of up to $2.0 billion of specified securities in both Canada and the U.S..
SHARE BASED COMPENSATION PLANS
For the six months ended June 30, 2017, APUC recorded $4.5 million in total share-based compensation expense as compared to $2.5 million for the same period in 2016. There is no significant tax benefit associated with the share-based compensation expense. The compensation expense is recorded as part of administrative expenses in the unaudited interim consolidated statement of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As at June 30, 2017, total unrecognized compensation costs related to non-vested options and share unit awards were $4.6 million and $9.5 million, respectively, and are expected to be recognized over a period of 1.79 and 2.24 years, respectively.
Stock Option Plan
APUC has a stock option plan that permits the grant of share options to key officers, directors, employees and selected service providers. Except in certain circumstances, the term of an option shall not exceed ten (10) years from the date of the grant of the option.
APUC determines the fair value of options granted using the Black-Scholes option-pricing model.  The estimated fair value of options, including the effect of estimated forfeitures, is recognized as expense on a straight-line basis over the options’ vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date. During the six months ended June 30, 2017, the Company granted 2,328,343 options to executives of the Company. The options allow for the purchase of common shares at a weighted average price of $12.82, the market price of the underlying common share at the date of grant. In March 2017, executives of the Company exercised 1,469,362 stock options at a weighted average exercise price of $7.81 in exchange for common shares issued from treasury and 165,139 options were settled at their cash value as payment for tax withholdings related to the exercise of the options.
As at June 30, 2017, a total of 6,738,856 options are issued and outstanding under the plan.

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Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Performance Share Units
APUC issues performance share units (“PSUs”) to certain members of management as part of APUC’s long-term incentive program.  During the six months ended June 30, 2017, the Company granted (including dividends and performance adjustments) 767,471 PSUs to executives and employees of the Company. During the year the Company settled 365,437 PSUs, of which 173,499 PSUs were exchanged for common shares issued from treasury and 182,463 PSUs were settled at their cash value as payment for tax withholdings related to the settlement of the PSUs. Additionally, during the year a total of 12,115 PSUs were forfeited.
As at June 30, 2017, a total of 968,907 PSUs are granted and outstanding under the PSU plan.
Directors Deferred Share Units
APUC has a Directors' Deferred Share Unit Plan.  Under the plan, non-employee directors of APUC receive 50% of their annual compensation in deferred share units (“DSUs”) and may elect to receive any portion of their remaining compensation in DSUs.  The DSUs provide for settlement in cash or shares at the election of APUC.  As APUC does not expect to settle the DSUs in cash, these DSUs are accounted for as equity awards. During the six months ended June 30, 2017, the Company issued 34,438 DSUs (including DSUs in lieu of dividends) to the directors of the Company.
As at June 30, 2017, a total of 259,101 DSUs had been granted under the DSU plan.
Employee Share Purchase Plan
APUC has an Employee Share Purchase Plan (the “ESPP”) which allows eligible employees to use a portion of their earnings to purchase common shares of APUC. The aggregate number of shares reserved for issuance from treasury by APUC under this plan shall not exceed 2,000,000 shares. During the six months ended June 30, 2017, the Company issued 178,600 common shares to employees under the ESPP.
As at June 30, 2017, a total of 674,630 shares had been issued under the ESPP.
RELATED PARTY TRANSACTIONS
Emera Inc.
An executive at Emera was a member of the Board of APUC until June 8, 2017. During the three and six months ended June 30, 2017, the Energy Services Business sold electricity to Maine Public Service Company and Bangor Hydro, both of which are subsidiaries of Emera, amounting to U.S. $2.4 million and $4.6 million as compared to U.S. $2.9 million and $5.5 million during the same period in 2016. During the three and six months ended June 30, 2017, the Liberty Utilities Group purchased natural gas amounting to U.S. $0.2 million and $1.0 million as compared to U.S. $0.4 million and $2.3 million during the same period in 2016 from Emera for its gas utility customers. Both the sale of electricity to Emera and the purchase of natural gas from Emera followed a public tender process, the results of which were approved by the regulator in the relevant jurisdiction.
In 2016, a subsidiary of the Company and Emera Utility Services Inc. entered into a design, engineering, supply, and construction agreement for the Tinker Transmission Upgrade Project. The transmission upgrade was placed in service in Q2 2017 with final completion of the contract work expected in Q3 2017. The total cost of the contract is estimated at $9.5 million. The contract followed a market-based request for proposal process.
There was U.S. $7.0 million included in accruals for the six months ended June 30, 2017, as compared to U.S. $0.1 million during the same period in 2016, related to these transactions.
Equity-method investments
The Company provides administrative services to its equity-method investees and is reimbursed for incurred costs. To that effect, for the three and six months ended June 30, 2017, the Company charged its equity-method investees $0.4 million and $0.8 million as compared to $0.9 million and $1.6 million during the same period in 2016.
Trafalgar
In 2016, the Company received U.S. $10.1 million in proceeds from the settlement of the Trafalgar matter, and paid U.S.$2.9 million to an entity partially and indirectly owned by Senior Executives as its proportionate share. The gain to APUC, net of legal and other liabilities, of approximately U.S. $6.6 million was recorded in 2016.
Long Sault Hydro Facility
Effective December 31, 2013, APUC acquired the shares of Algonquin Power Corporation Inc. (“APC”) which was partially owned by Senior Executives.  APC owns the partnership interest in the 18 MW Long Sault Hydro Facility.  A final post-closing adjustment related to the transaction is expected to be settled in 2017.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

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Algonquin Power & Utilities Corp. - Management Discussion & Analysis

ENTERPRISE RISK MANAGEMENT
An enterprise risk management ("ERM") framework is embedded across the organization that systematically and broadly identifies, assesses, and mitigates the key strategic, operational, financial, and compliance risks that may impact the achievement of our objectives. The risks discussed below are not intended as a complete list of all exposures that APUC is encountering or may encounter. A further assessment of APUC and its subsidiaries’ business risks is also set out in the most recent AIF and the annual MD&A.

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Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Interest Rate Risk
The majority of debt outstanding in APUC and its subsidiaries is subject to a fixed rate of interest and as such is not subject to interest rate risk. Borrowings subject to variable interest rates are as follows:

•
The Corporate revolving credit facility is subject to a variable interest rate and had no amounts outstanding as at June 30, 2017. As a result, a 100 basis point change in the variable rate charged would not impact interest expense;

•
The Liberty Power Group revolving credit facility is subject to a variable interest rate and had $296.2 million outstanding as at June 30, 2017. A 100 basis point change in the variable rate charged would impact interest expense by $3.0 million annually;

•
The Liberty Power Group bilateral revolving credit facility is subject to a variable interest rate and had $129.7 million outstanding as at June 30, 2017. A 100 basis point change in the variable rate charged would impact interest expense by $1.3 million annually;

•
The Liberty Utilities Group revolving credit facility is subject to a variable interest rate and had $3.9 million outstanding as at June 30, 2017. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.04 million;

•
The Liberty Utilities Group commercial paper program is subject to a variable interest rate and had $20.4 million (U.S. $15.8 million) outstanding as at June 30, 2017. A 100 basis point change in the variable rate charged would impact interest expense by $0.2 million annually; and

•
The Corporate term credit facility is subject to a variable interest rate and had $175.2 million (U.S. $135.0 million) outstanding as at June 30, 2017. A 100 basis point change in the variable rate charged would impact interest expense by $1.8 million annually.

APUC does not actively manage interest rate risk on its variable interest rate borrowings due to the primarily short term and revolving nature of the amounts drawn.

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Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Litigation Risks and Other Contingencies
APUC and certain of its subsidiaries are involved in various litigations, claims and other legal proceedings that arise from time to time in the ordinary course of business.  Any accruals for contingencies related to these items are recorded in the financial statements at the time it is concluded that a material financial loss is likely and the related liability is estimable.  Anticipated recoveries under existing insurance policies are recorded when reasonably assured of recovery.
Long Sault Global Adjustment Claim
In December 2012, N-R Power and Energy Corp., Algonquin Power (Long Sault) Partnership and N-R Power Partnership (“Long Sault”) commenced proceedings (together with the other similarly affected non-utility generators) against the OEFC relating to the OEFC’s interpretation of certain provisions of a PPA between Long Sault and the OEFC, in relation to the use of the global adjustment as a price escalator. On October 21, 2016, following numerous unsuccessful court proceedings, the OEFC made retroactive payments of $5.1 million and $0.3 million of interest to Long Sault. OEFC also sought leave to appeal to the Supreme Court of Canada (the “SCC”). On January 19, 2017, the SCC denied OEFC’s application for leave to appeal.
Market Price Risk
The Liberty Power Group predominantly enters into long term PPAs for its generation assets and hence is not exposed to market risk for this portion of its portfolio. Where a generating asset is not covered by a power purchase contract, the Liberty Power Group may seek to mitigate market risk exposure by entering into financial or physical power hedges requiring that a specified amount of power be delivered at a specified time in return for a fixed price. There is a risk that the Company is not able to generate the specified amount of power at the specified time resulting in production shortfalls under the hedge that then requires the Company to purchase power in the merchant market. To mitigate the risk of production shortfalls under hedges, the Liberty Power Group generally seeks to structure hedges to cover less than 100% of the anticipated production, thereby reducing the risk of not producing the minimum hedge quantities. Nevertheless, due to unpredictability in the natural resource or due to grid curtailments or mechanical failures, production shortfalls may be such that the Liberty Power Group may still be forced to purchase power in the merchant market at prevailing rates to settle against a hedge.
Hedges currently put in place by the Liberty Power Group along with residual exposures to the market are detailed below:
The July 1, 2012 acquisition of the Sandy Ridge Wind Facility included a financial hedge, which commenced on January 1, 2013, for a 10 year period.  The financial hedge is structured to hedge 72% of the Sandy Ridge Wind Facility’s expected production volume against exposure to PJM Western Hub current spot market rates. The annual unhedged production based on long term projected averages is approximately 44,000 MW-hrs. Therefore, each U.S. $10 per MW-hr change in the market price would result in a change in revenue of approximately U.S. $0.4 million for the year.
The December 10, 2012 acquisition of the Senate Wind Facility included a physical hedge, which commenced on January 1, 2013, for a 15 year period. The physical hedge is structured to hedge 64% of the Senate Wind Facility’s expected production volume against exposure to ERCOT North Zone current spot market rates.  The annual unhedged production based on long term projected averages is approximately 188,000 MW-hrs. Therefore, each U.S. $10 per MW-hr change in the market price would result in a change in revenue of approximately U.S. $2.0 million for the year.
The December 10, 2012 acquisition of the Minonk Wind Facility included a financial hedge, which commenced on January 1, 2013, for a 10 year period. The financial hedge is structured to hedge 73% of the Minonk Wind Facility’s expected production volume against exposure to PJM Northern Illinois Hub current spot market rates. The annual unhedged production based on long term projected averages is approximately 186,000 MW-hrs. Therefore, each U.S. $10 per MW-hr change in market prices would result in a change in revenue of approximately U.S. $2.0 million for the year.
Under each of the above noted hedges, if production is not sufficient to meet the unit quantities under the hedge, the shortfall must be purchased in the open market at market rates. The effect of this risk exposure could be material but cannot be quantified as it is dependent on both the amount of shortfall and the market price of electricity at the time of the shortfall.
In addition to the above noted hedges, from time to time the Liberty Power Group enters into short-term derivative contracts (with terms of one to three months) to further mitigate market price risk exposure due to production variability. As at June 30, 2017, the Liberty Power Group had not entered into any such short-term derivative contracts.
The January 1, 2013 acquisition of the Shady Oaks Wind Facility included a power sales contract, which commenced on June 1, 2012, for a 20 year period. The power sales contract is structured to hedge the preponderance of the Shady Oaks Wind Facility’s production volume against exposure to PJM ComEd Hub current spot market rates.  For the unhedged portion of production based on expected long term average production, each U.S. $10 per MW-hr change in market prices would result in a change in revenue of approximately U.S. $0.5 million for the year.
Regulatory and Contractual Risk
Profitability of APUC businesses is, in part, dependent on regulatory regimes in the jurisdictions in which those businesses operate which may be changed from time-to-time.  The Company's renewable energy projects can be subject to contractual obligations including the construction milestones under Power Purchase Agreements.  Failure to achieve significant milestones

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Algonquin Power & Utilities Corp. - Management Discussion & Analysis

could result in assessment of damages and/or termination of the power purchase agreement for projects under development.    In the case of some Liberty Power Group hydroelectric facilities, water rights are generally owned by governments that reserve the right to control water levels, which may affect revenue.
Town of Apple Valley Condemnation Proceedings
The Town of Apple Valley has initiated a process with the objective to condemn the assets of Liberty Apple Valley.  A ballot measure initiated by citizens of Apple Valley and supported by the Company passed during the November 2016 election. This measure requires the Town of Apple Valley to put to a public vote any debt over U.S. $10.0 million to be issued related to an enterprise fund activity. On March 9, 2017, the Apple Valley Town Council voted to call a special election on June 6, 2017 to approve a ballot measure (Measure F) to authorize the Town to incur U.S. $150.0 million in bonds for the purpose of funding an attempted taking of the Apple Valley Water System, which was passed. The entire condemnation process, even if successful, is expected to take several years to resolve.
Cycles and Seasonality
Liberty Power Group
The Liberty Power Group's hydroelectric operations are impacted by seasonal fluctuations and year to year variability of the available hydrology. These assets are primarily “run-of-river” and as such fluctuate with natural water flows. During the winter and summer periods, flows are generally lower while during the spring and fall periods flows are generally higher. The ability of these assets to generate income may be impacted by changes in water availability or other material hydrologic events within a watercourse. Year to year the level of hydrology varies, impacting the amount of power that can be generated in a year.
The Liberty Power Group's wind generation facilities are impacted by seasonal fluctuations and year to year variability of the wind resource. During the spring and fall periods, winds are generally stronger than during the summer periods. The ability of these facilities to generate income may be impacted by naturally occurring changes in wind patterns and wind strength.
The Liberty Power Group's solar generation facilities are impacted by seasonal fluctuations and year to year variability in the solar radiance. For instance, there are more daylight hours in the summer than there are in the winter, resulting in higher production in the summer months. The ability of these facilities to generate income may be impacted by naturally occurring changes in solar radiance.
The Company attempts to mitigate the above noted natural resource fluctuation risks by acquiring or developing generating stations in different geographic locations.
Liberty Utilities Group
The Liberty Utilities Group’s demand for water is affected by weather conditions and temperature. Demand for water during warmer months is generally greater than cooler months due to requirements for irrigation, swimming pools, cooling systems and other outside water use. If there is above normal rainfall or rainfall is more frequent than normal the demand for water may decrease, adversely affecting revenues.
The Liberty Utilities Group’s demand for energy from its electric distribution systems is primarily affected by weather conditions and conservation initiatives. The Liberty Utilities Group provides information and programs to its customers to encourage the conservation of energy. In turn, demand may be reduced which could have short term adverse impacts on revenues.
The Liberty Utilities Group's primary demand for natural gas from its natural gas distribution systems is driven by the seasonal heating requirements of its residential, commercial, and industrial customers. The colder the weather, the greater the demand for natural gas to heat homes and businesses. As such, the natural gas distribution systems' demand profiles typically peak in the winter months of January and February and decline in the summer months of July and August. Year to year variability also occurs depending on how cold the weather is in any particular year.
The Company attempts to mitigate the above noted risks by seeking regulatory mechanisms during rate case proceedings. Certain jurisdictions have approved constructs to mitigate demand fluctuations. For example, at the Peach State Gas System in Georgia, a weather normalization adjustment is applied to customer bills during the months of October through May that adjusts commodity rates to stabilize the revenues of the utility for changes in billing units attributable to weather patterns. Not all regulatory jurisdictions in which the Liberty Utilities Group operates have approved mechanisms to mitigate demand fluctuations.

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Algonquin Power & Utilities Corp. - Management Discussion & Analysis

QUARTERLY FINANCIAL INFORMATION
The following is a summary of unaudited quarterly financial information for the eight quarters ended June 30, 2017:

(all dollar amounts in $ millions except per share information)	3rd Quarter 2016	4th Quarter 2016	1st Quarter 2017	2nd Quarter 2017
Revenue	$221.3	$310.2	$557.9	$453.2
Net earnings attributable to shareholders from continuing operations	17.7	46.3	26.0	47.7
Net earnings attributable to shareholders	17.7	46.3	26.0	47.7
Net earnings per share from continuing operations	0.06	0.16	0.07	0.12
Net earnings per share	0.06	0.16	0.07	0.12
Adjusted Net Earnings	26.6	51.4	88.1	53.3
Adjusted Net Earnings per share	0.09	0.18	0.25	0.13
Adjusted EBITDA	91.4	138.3	254.8	197.6
Total assets	6,020.8	8,249.5	10,880.7	10,528.6
Long term debt[1]	2,380.8	4,272.0	4,773.6	4,418.0
Dividend declared per common share	$0.14	$0.14	$0.15	$0.16
	3rd Quarter 2015	4th Quarter 2015	1st Quarter 2016	2nd Quarter 2016
Revenue	$189.6	$260.3	$341.7	$222.8
Net earnings attributable to shareholders from continuing operations	16.7	38.1	42.0	24.8
Net earnings attributable to shareholders	16.5	38.0	42.0	24.8
Net earnings per share from continuing operations	0.06	0.14	0.15	0.08
Net earnings per share	0.05	0.14	0.15	0.08
Adjusted Net Earnings	17.3	39.7	56.1	30.9
Adjusted Net Earnings per share	0.06	0.15	0.21	0.11
Adjusted EBITDA	70.2	109.6	147.9	99.2
Total assets	4,759.0	4,991.7	5,615.5	5,555.0
Long term debt[1]	1,613.3	1,486.8	2,214.5	2,199.9
Dividend declared per common share	$0.13	$0.13	$0.13	$0.14

1	Includes current portion of long-term debt, long-term debt and convertible debentures.
The quarterly results are impacted by various factors including seasonal fluctuations and acquisitions of facilities as noted in this MD&A.
Quarterly revenues have fluctuated between $189.6 million and $557.9 million over the prior two year period. A number of factors impact quarterly results including acquisitions, seasonal fluctuations, and winter and summer rates built into the PPAs. In addition, a factor impacting revenues year over year is the fluctuation in the strength of the Canadian dollar relative to the U.S. dollar which can result in significant changes in reported revenue from U.S. operations.
Quarterly net earnings attributable to shareholders have fluctuated between net earnings attributable to shareholders of $16.5 million and net earnings of $47.7 million over the prior two year period. Earnings have been significantly impacted by non-cash factors such as deferred tax recovery and expense, impairment of intangibles, property, plant and equipment and mark-to-market gains and losses on financial instruments.

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Algonquin Power & Utilities Corp. - Management Discussion & Analysis

DISCLOSURE CONTROLS
As of June 30, 2017, APUC carried out an evaluation, under the supervision of and with the participation of APUC’s management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of APUC’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on that evaluation, the CEO and the CFO have concluded that as of June 30, 2017, APUC’s disclosure controls and procedures are effective.
INTERNAL CONTROLS OVER FINANCIAL REPORTING
Management, including the CEO and the CFO, is responsible for establishing and maintaining internal control over financial reporting. Management, as at the end of the period covered by this interim filing, designed internal controls over financial reporting to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. The control framework management used to design the issuer's internal control over financial reporting is that established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
APUC acquired Empire during the six months ended June 30, 2017. The financial information for this acquisition is included in this MD&A and in note 3 to the unaudited interim consolidated financial statements. National Instrument 52-109 and the U.S. Securities and Exchange Commission provide an exemption whereby companies undergoing acquisitions can exclude the acquired business in the year of acquisition from the scope of testing and assessment of design and operational effectiveness of controls over financial reporting. Due to the complexity associated with assessing internal controls during integration efforts, the Company plans to utilize the scope exemption as it relates to this acquisition in its management report on internal controls over financial reporting for the year ending December 31, 2017.
For the six months ended June 30, 2017, there has been no change in APUC’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, APUC’s internal control over financial reporting. APUC continues to apply its internal control structure over the operations of the acquired business discussed above.
CRITICAL ACCOUNTING ESTIMATES AND POLICIES
APUC prepared its unaudited interim consolidated financial statements in accordance with U.S. GAAP.  The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities.  Significant areas requiring the use of management estimates relate to the useful lives and recoverability of long-lived assets, intangibles, and goodwill, recoverability of deferred tax assets, rate-regulation, unbilled revenue, pension and post-employment benefits, fair value of derivatives and fair value of assets and liabilities acquired in a business combination.  Actual results may differ from these estimates.
APUC’s significant accounting policies and new accounting standards are discussed in notes 1 and 2 to the unaudited interim consolidated financial statements, respectively.

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Algonquin Power & Utilities Corp. - Management Discussion & Analysis